                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO.    )*

                         Quickturn Design Systems, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   74838E102
--------------------------------------------------------------------------------
                                (CUSIP Number)

          Steven K. Shevick, Synopsys, Inc., 700 E. Middlefield Road,
                  Mountain View, CA 94043-4033, (415) 528-4880
--------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                               November 15, 1997
--------------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                SEC 1746 (12-91)

                                  SCHEDULE 13D

-----------------------                                       -----------------
CUSIP No.     74838E102                                       Page 2 of 7 Pages
-----------------------                                       -----------------


--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                 Synopsys, Inc.
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                       (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
            00
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          1,500,000
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          None
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            1,500,000
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          None
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSONS
      1,500,000
--------------------------------------------------------------------------------
  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] (See Instructions)

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      8.1%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON (See Instructions)
      CO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                                 SEC 1746(12-91)

                                  SCHEDULE 13D

-----------------------                                    ---------------------
  CUSIP No. 74838E102                                        Page 3 of 7 Pages
-----------------------                                    ---------------------

ITEM 1. SECURITY AND ISSUER

        This statement relates to common stock, par value $.001 per share (the "Common Stock"), and a warrant (the "Warrant") to acquire Common Stock of Quickturn Design Systems, Inc. (the "Issuer"), a Delaware corporation whose principal office is located at 55 W. Trimble Road, San Jose, CA 95313.

ITEM 2. IDENTITY AND BACKGROUND

        This statement is filed on behalf of Synopsys, Inc. ("Synopsys"), a Delaware corporation principally engaged in the business of providing electronic design automation software, having its principal office located at 700 East Middlefield Road, Mountain View, CA 94043-4033. Synopsys has not, during the last five (5) years, been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such civil proceeding was or is subject to a decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

        The table set forth in Exhibit 1 is incorporated herein by reference and lists the name, occupation and citizenship for the directors and executive officers of Synopsys. The business address for the directors and executive officers of Synopsys is 700 East Middlefield Road, Mountain View, CA 94043-4033. To the knowledge of Synopsys, none of such directors or officers has, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such civil proceeding was or is subject to a decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        Synopsys acquired the Warrant and the Common Stock reported herein as partial consideration for certain assets sold by Synopsys to the Issuer (as described in Item 5). If Synopsys exercises the Warrant, it may do so pursuant to a net exercise provision contained therein or with cash from working capital. In the event of a net exercise of the Warrant, no additional cash payment by Synopsys would be required.

ITEM 4. PURPOSE OF TRANSACTION

        Synopsys acquired the Warrant and the Common Stock reported herein for investment as partial consideration for certain assets sold to the Issuer (as described in Item 5). Synopsys does not have any plan or proposal to acquire additional securities of the Issuer (other than shares of Common Stock pursuant to the Warrant) or to effect any change in control of the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        On June 14, 1997, pursuant to an Asset Purchase Agreement (the "Asset Purchase Agreement") among the Issuer, Synopsys, and Arkos Design, Inc., a California corporation and wholly-owned subsidiary of Synopsys ("Arkos"), the Issuer purchased from Synopsys certain assets relating to Synopsys' emulation business, including all of the outstanding stock of Arkos. The consideration paid by the Issuer pursuant to the Asset Purchase Agreement was valued at $14,500,000 and consisted of $5 million cash, 500,000 shares of the Common Stock (the "Consideration Shares") and the Warrant entitling Synopsys to purchase 1,000,000 shares of the Common Stock (the "Warrant Shares"). Subject to certain limitations with respect to any outstanding claims under the indemnification provisions contained in the Asset Purchase Agreement, the Warrant becomes exercisable with respect to 500,000 shares of the Common Stock subject thereto on January 14, 1998 and becomes fully exercisable on June 14, 1998. The exercise price of the Warrant is $13.34 per share which price represents 110% of the

                                  SCHEDULE 13D

-----------------------                                    ---------------------
  CUSIP No. 74838E102                                        Page 4 of 7 Pages
-----------------------                                    ---------------------

closing price of the Common Stock on the Nasdaq Stock Market on June 6, 1997. The Warrant expires on June 14, 1999.

        Pursuant to a Registration Rights Agreement dated June 14, 1997 by and among the Issuer and Synopsys (the "Registration Rights Agreement"), the Issuer granted Synopsys certain registration rights with respect to the Consideration Shares and the Warrant Shares. The Registration Rights Agreement provides that the Issuer will use reasonable best efforts to cause all of the Consideration Shares to be registered under the Securities Act of 1933, as amended (the "Act"), promptly following the date which is 90 days after the closing of the transactions contemplated in the Asset Purchase Agreement, which occurred on June 14, 1997. The Registration Rights Agreement also provides that Synopsys may
(i) demand, under certain circumstances, that the Company register all or a portion of the Warrant Shares under the Act, and (ii) include all or a portion of the Warrant Shares in any registration of the Company's securities pursuant to the Act (excluding registrations relating solely to employee benefit plans or relating solely to a Rule 145 transaction).

        The Consideration Shares and the Warrant Shares together represent approximately 8.1% of the Issuer's outstanding Common Stock as of August 4, 1997 (the measuring date contained in the Issuer's most recent quarterly report filed with the Commission). Synopsys has sole voting and dispositive power with respect to such shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Except as described herein and other than the Asset Purchase Agreement, Warrant and Registration Rights Agreement, to the best of the knowledge of Synopsys, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereto and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        EXHIBIT NUMBER       DESCRIPTION
        --------------       -----------
               1             Responses to Sections (a), (c), and (f) of Item 2 with respect to the executive officers and directors of Synopsys.


               2             Asset Purchase Agreement dated June 14, 1997 by and among the
                             Issuer, Synopsys and Arkos.

               3             Warrant Certificate issued to Synopsys on June 14, 1997.

               4             Registration Rights Agreement dated June 14, 1997 by and among the
                             Issuer and Synopsys.

                                  SCHEDULE 13D

-----------------------                                    ---------------------
  CUSIP No. 74838E102                                        Page 5 of 7 Pages
-----------------------                                    ---------------------





SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




     11/21/97                            /s/ Paul Lippe
   ------------                        -----------------------------------------
       Date                                            Signature

                                                   Corporate Secretary
                                       -----------------------------------------
                                                       Name/Title

                                  SCHEDULE 13D

-----------------------                                    ---------------------
  CUSIP No. 74838E102                                        Page 6 of 7 Pages
-----------------------                                    ---------------------



                                    EXHIBIT 1
                        DIRECTORS AND EXECUTIVE OFFICERS
                                       OF
                                 SYNOPSYS, INC.

                (a)                                      (c)                                  (f)

             DIRECTORS                     PRINCIPAL BUSINESS OR OCCUPATION               CITIZENSHIP
------------------------------------- ------------------------------------------- -----------------------------
Harvey C. Jones                       Chairman of the Board of Synopsys                  United States

Dr. Aart J. de Geus                   President and Chief Executive Officer of          The Netherlands
                                      Synopsys

Deborah A. Coleman                    Chairman of the Board and Chief Executive          United States
                                      Officer of Merix Corporation, a
                                      diversified electronics corporation

Dr. William W. Lattin                 Executive Vice President of Synopsys               United States

Dr. A. Richard Newton                 Professor of Electrical Engineering and              Australia
                                      Computer Science at University of
                                      California at Berkeley

Steven C. Walske                      President and Chief Executive Officer of           United States
                                      Parametric Technology Corporation, a
                                      supplier of software products for
                                      mechanical computer-aided engineering

Dr. Sang S. Wang                      Senior Vice President and Co-General               United States
                                      Manager, EPIC Technology Group

                                  SCHEDULE 13D

-----------------------                                    ---------------------
  CUSIP No. 74838E102                                        Page 7 of 7 Pages
-----------------------                                    ---------------------




                (a)                                      (c)                                  (f)

         EXECUTIVE OFFICERS                PRINCIPAL BUSINESS OR OCCUPATION               CITIZENSHIP
------------------------------------- ------------------------------------------- -----------------------------
Dr. Chi-Foon Chan                     Executive Vice President and Chief                 United States
                                      Operating Officer

David C. Bullis                       Senior Vice President and General Manager          United States
                                      of the Verification Systems Group

Dr. Raul Camposano                    Senior Vice President and General                     Germany
                                      Manager, Design Tools Group

Ernie Hirt                            Senior Vice President, Human Resources             United States
                                      and Facilities

Dr. Kurt Keutzer                      Chief Technical Officer and Senior Vice            United States
                                      President of Research

Gary A. Larsen                        Senior Vice President and Co-General               United States
                                      Manager, EPIC Technology Group

Paul Lippe                            Senior Vice President, Business and                United States
                                      Market Development

Robert Russo                          Senior Vice President, Sales and Services          United States
                                      for the Americas and Europe

David M. Sugishita                    Senior Vice President, Finance and                 United States
                                      Operations and Chief Financial Officer

Faysal Sohail                         Senior Vice President and General                  United States
                                      Manager, Design Architects Group

                                                                       Exhibit 2
================================================================================

















                            ASSET PURCHASE AGREEMENT

                                  BY AND AMONG

                                 SYNOPSYS, INC.

                               ARKOS DESIGN, INC.

                                      AND

                         QUICKTURN DESIGN SYSTEMS, INC.


                                 JUNE 14, 1997






















================================================================================

                       TABLE OF CONTENTS

                                                                                          PAGE
                                                                                          ----
ARTICLE I  PURCHASE AND SALE OF ASSETS......................................................1

        1.2    Description of Acquired Assets...............................................1
        1.3    No Buyer Assumption of Liabilities...........................................2
        1.4    Consideration for Assets.....................................................2
        1.5    Sales and Use Taxes..........................................................2
        1.6    Closing......................................................................2
        1.7    Resignation of Officers and Directors........................................4

ARTICLE II  CERTAIN REPRESENTATIONS AND WARRANTIES OF SELLER AND SUB........................4

        2.1    Organization, Standing and Power.............................................4
        2.2    Subsidiaries.................................................................4
        2.3    Capital Structure............................................................4
        2.4    Authority....................................................................5
        2.5    Valid Ownership Effective Transfer of Necessary Rights.......................5
        2.6    Financial Statements.........................................................6
        2.7    Absence of Liabilities.......................................................6
        2.8    Litigation...................................................................6
        2.9    Restrictions on Business Activities..........................................6
        2.10   Inventory....................................................................6
        2.11   Capital Equipment and Hard Assets............................................6
        2.12   Intellectual Property........................................................6
        2.13   Taxes........................................................................8
        2.14   Employee Matters.............................................................9
        2.15   Compliance With Laws.........................................................9
        2.16   Minute Books.................................................................9
        2.17   Brokers' and Finders' Fees...................................................9
        2.18   Customers....................................................................9
        2.19   Contracts; Consents..........................................................9
        2.20   Representations Complete.....................................................9

ARTICLE III  ADDITIONAL SELLER REPRESENTATIONS AND WARRANTIES..............................10

        3.1    Acquisition Entirely for Own Account........................................10
        3.2    Reliance Upon Seller's Representations......................................10
        3.3    Receipt of Information......................................................10
        3.4    Investment Experience.......................................................10
        3.5    Restricted Securities.......................................................10

                               TABLE OF CONTENTS
                                  (CONTINUED)

                                                                                          PAGE
                                                                                          ----
ARTICLE IV  REPRESENTATIONS AND WARRANTIES OF BUYER........................................11

        4.1    Organization, Standing and Power............................................11
        4.2    Authority...................................................................11
        4.3    Buyer Capital Structure.....................................................12
        4.4    SEC Documents...............................................................12
        4.5    Shares of Common Stock......................................................12
        4.6    Brokers' or Finders' Fees...................................................12
        4.7    Representations Complete....................................................13

ARTICLE V  ADDITIONAL AGREEMENTS...........................................................13

        5.1    Public Disclosure...........................................................13
        5.2    Legal Requirements..........................................................13
        5.3    Employees...................................................................13
        5.4    Bulk Sales..................................................................13
        5.5    Reasonable Best Efforts; Further Assurances.................................13

ARTICLE VI  CERTAIN POST-CLOSING COVENANTS.................................................14

        6.1    Seller Use of Buyer Emulation Services......................................14
        6.2    Noncompetition..............................................................14
        6.3    Buyer Support of Seller Emulation Business Customers........................15
        6.4    License of Intellectual Property and Provision of Equipment for Support
                 Services..................................................................16
        6.5    Patent License Back.........................................................16

ARTICLE VII  ESCROW; INDEMNIFICATION.......................................................17

        7.1    Escrow Fund.................................................................17
        7.2    Indemnification.............................................................17
        7.3    Indemnification Procedure...................................................18

ARTICLE VIII  CERTAIN TAX MATTERS..........................................................19

        8.1    Returns; Indemnification; Liability for Taxes...............................19
        8.2    Cooperation; Refunds and Credits............................................20
        8.3    Termination of Tax Sharing Agreements.......................................21
        8.4    Conduct of Audits and Other Procedural Matters..............................21

ARTICLE IX  GENERAL PROVISIONS.............................................................22

        9.1    Survival at Closing.........................................................22

                                TABLE OF CONTENTS
                                   (CONTINUED)

                                                                                          PAGE
                                                                                          ----
        9.2    Specific Performance........................................................22
        9.3    Notices.....................................................................22
        9.4    Interpretation..............................................................23
        9.5    Counterparts................................................................24
        9.6    Entire Agreement; Nonassignability; Parties in Interest.....................24
        9.7    Severability................................................................24
        9.8    Remedies Cumulative.........................................................24
        9.9    Governing Law...............................................................24
        9.10   Rules of Construction.......................................................24
        9.11   Expenses....................................................................25


                               INDEX OF SCHEDULES

Schedule 1.2       -    Description of Acquired Assets


                                INDEX OF EXHIBITS

Exhibit A          -    Escrow Agreement
Exhibit B          -    Buyer's Warrant
Exhibit C          -    Bill of Sale and General Assignment of Assets
Exhibit D          -    Registration Rights Agreement
Exhibit E          -    Synthesis Database Licensing Agreement
Exhibit F          -    Legal Opinion

                            ASSET PURCHASE AGREEMENT


        This ASSET PURCHASE AGREEMENT (the "AGREEMENT") is made and entered into as of June 14, 1997, by and among Synopsys, Inc., a Delaware corporation ("SELLER"), Arkos Design, Inc., a California corporation and wholly-owned subsidiary of Seller ("SUB") and Quickturn Design Systems, Inc., a Delaware corporation ("BUYER").


                                    RECITALS

        A. Seller and Sub have been engaged in designing, developing and marketing processor based emulation systems (the "SELLER EMULATION BUSINESS").

        B. Seller wishes to sell to Buyer and Buyer wishes to purchase from Seller, on the terms and for the consideration provided below, all the assets relating to the Seller Emulation Business, including all the stock of Sub (together, the "Acquired Assets"), as provided in this Agreement (such sale by Seller and purchase by Buyer being referred to as the "ACQUISITION").

        C. The Boards of Directors of Seller and Buyer believe it is in the best interests of their respective companies and the shareholders of their respective companies that Seller sell to Buyer for the consideration set forth below all the Acquired Assets, including all the outstanding capital stock of Sub and, in furtherance thereof, have approved same.

        D. Sub, Seller and Buyer desire to make certain representations and warranties and other agreements in connection with the Acquisition.

        NOW, THEREFORE, in consideration of the covenants and representations set forth herein, and for other good and valuable consideration, the parties a agree as follows:

                                    ARTICLE I

                           PURCHASE AND SALE OF ASSETS

        1.1 Purchase and Sale. Subject to the terms and conditions contained in this Agreement, Seller agrees to sell, assign, transfer and deliver to Buyer, and Buyer agrees to purchase from Seller, the Acquired Assets on the Closing Date (as defined in Section 1.6).

        1.2 Description of Acquired Assets. At the Closing (as defined in
Section 1.6), Seller shall sell and deliver to Buyer, and Buyer shall purchase and accept from Seller, all of Seller's right, title, and interest in or to the Acquired Assets, including without limitation the assets listed on the attached
Schedule 1.2 and all shares of Sub common stock, par value $0.00001 per share (the "SUB CAPITAL STOCK"), such common stock representing all the outstanding capital stock of Sub, Buyer acknowledges that any income accruable to Sub from Seller for Seller's use of Sub's technology will be divided to Seller prior to the Closing (and the receivable set forth on the Sub Balance Sheet (as defined in Section 2.6) will be used to satisfy such dividend amount).

        1.3 No Buyer Assumption of Liabilities. Buyer shall not assume any liabilities or obligations of any nature (matured or unmatured, fixed or contingent) of Seller or Sub pursuant to this Agreement or the transactions contemplated hereby or otherwise.

        1.4 Consideration for Assets. As consideration (the "CONSIDERATION") for the sale of the Acquired Assets to Buyer at the Closing, on the terms and subject to the conditions set forth in this Agreement:

            (a) Buyer shall pay to Seller, by wire transfer of next day funds to such account as is specified by Seller, an amount equal to $3,000,000;

            (b) Buyer shall deposit into escrow the sum of $2,000,000 (the "ESCROW AMOUNT") in accordance with Section 7.1 and the Escrow Agreement attached as Exhibit A;

            (c) Buyer shall deliver to Seller 500,000 shares of Buyer's Common Stock (the "BUYER'S SHARES"); and

            (d) Buyer shall deliver to Seller a warrant (the "BUYER'S WARRANT") having substantially the form attached as Exhibit B which warrant shall, subject to the terms of such warrant, permit Seller to purchase 1,000,000 shares of the Buyer's Common Stock at an exercise price equal to 110% of the closing price of Buyer's Common Stock on the Nasdaq National Market on June 6, 1997, which exercise price the parties hereby agree equals $13.34.

        1.5 Sales and Use Taxes. The sales, use and transfer taxes arising out of the transfer of the tangible fixed assets included in the Acquired Assets (the "TRANSFER TAXES") shall be paid by Seller. To the extent permitted by law, Buyer shall cooperate fully with Seller in minimizing Transfer Taxes, which the par-ties estimate (based on a preliminary analysis of the assets to be transferred) to be approximately $80,000. To the extent a taxing authority provides notice to Buyer of an audit of the Transfer Taxes, Buyer shall immediately notify Seller and Seller shall assume responsibility for such audit and shall pay when due any additional Transfer Taxes (plus interest and penalties) ultimately assessed with respect to the transfer of the tangible fixed assets contemplated by this Agreement, other than those additional Transfer Taxes imposed solely by reason of Buyer's failure to use best efforts to comply with the procedures set forth in the Delivery Protocol (as defined below) which taxes shall be the responsibility of Buyer; provided, however, that such noncompliance was not specifically requested by Seller in writing. Seller shall have complete authority to control, settle or defend any proposed adjustment to the Transfer Taxes and Buyer shall cooperate fully with Seller, in its defense or settlement of any proposed adjustment to Transfer Taxes. Buyer would supply Setter with a qualified resale certificate for all inventory transferred as part of the Acquisition.

        1.6 Closing.

            (a) Closing. The closing of the transactions contemplated by this Agreement (the "CLOSING") shall be held at the offices of Wilson Sonsini Goodrich & Rosati, 650 Page Mill Road, Palo Alto, CA 94304, at noon on June 14, 1997 (the "CLOSING DATE").

            (b) Delivery At Closing. At the Closing:

                (i) Seller shall deliver to Buyer a certificate representing the Sub Capital Stock that Buyer is purchasing from Seller hereunder, properly endorsed in blank for transfer and accompanied by a duly executed stock power in proper form.

                (ii) Buyer shall deliver to Seller the Consideration, including the cash payment set forth in Section 1.4(a), the Buyer's Shares (registered in such name(s) and denominations as Seller may reasonably request) and the Buyer's Warrant.

                (iii) Seller, Sub and Buyer shall deliver or cause to be delivered to one another such other instruments and documents necessary or appropriate to evidence the due execution, delivery and performance of this Agreement.

                (iv) Seller and Buyer shall deliver an executed Registration Rights Agreement attached as Exhibit D, which shall become effective upon the Closing.

                (v) Seller and Buyer shall deliver an executed Synthesis Database Licensing Agreement attached as Exhibit E, which will become effective upon the Closing.

                (vi) Counsel to Seller shall deliver a legal opinion having substantially the form of Exhibit F.

            (c) Delivery After Closing. Within 30 days following the date of the Agreement,

                (i) Seller shall deliver to Buyer all bills of sale, endorsements, assignments, consents to assignments to the extent obtained and other instruments and documents as Buyer may reasonably request to sell, convey, assign, transfer and deliver to Buyer good title to all the Acquired Assets free and clear of any and all liens, pledges, security interests, encumbrances, claims and the like, including, without limitation, a Bill of Sale and General Assignment of Assets in substantially the form attached as Exhibit C.

                (ii) Seller, through its officers, agents and employees, will put Buyer into full possession and enjoyment of all tangible Acquired Assets (other than the Sub Capital Stock, which shall be delivered as provided herein), terms FOB Seller, unless Buyer otherwise specifies in writing that title and risk of loss pass outside of California; provided, however, that with respect to those Acquired Assets which are delivered to Buyer by remote telecommunication or other similar method, Buyer shall not take title or possession of any tangible manifestation of such Acquired Assets; and provided further that such tangible manifestations to be retained by Seller shall not represent title to Intellectual property. Buyer agrees not to request to take possession of any intangible Acquired Asset by other than remote telecommunication means unless expressly agreed in writing by Seller. At the Closing, Seller shall commence delivery to Buyer of those Acquired Assets identified by Buyer to be delivered by remote telecommunication, and Seller shall use its reasonable best efforts to comply with the delivery protocol established by Buyer and Seller jointly prior to Closing with respect to such assets (the "DELIVERY PROTOCOL").

            (d) Taking of Necessary Action; Further Action. If, at any time after the Closing Date, any further action is necessary or desirable to carry out the purposes of this

Agreement and to vest Buyer with full right, title and possession to all Acquired Assets, the officers and directors of Seller are fully authorized in the name of Seller or otherwise to take, and will take all such lawful and necessary and/or desirable action (including without limitation obtaining any required consents or approvals).

        1.7 Resignation of Officers and Directors. The officers and directors of Sub in office immediately prior to the Closing shall resign as officers and directors of Sub effective as of the Closing, and, effective as of the Closing, Keith Lobo and Ray Ostby shall be appointed as the two directors of Sub, and Keith Lobo shall be appointed President of Sub and Ray Ostby shall have been appointed Chief Financial Officer of Sub. Seller shall have delivered documentation reasonably approved by Buyer evidencing the foregoing.

                                   ARTICLE II

            CERTAIN REPRESENTATIONS AND WARRANTIES OF SELLER AND SUB

        In this Agreement, any reference to any event,, change, condition or effect being "MATERIAL" with respect to any entity or group of entities means any material event, change, condition or effect related to the condition (financial or otherwise), properties, assets (including intangible assets), liabilities, business, operations or results of operations of such entity or group of entities. In this Agreement, any reference to a "MATERIAL ADVERSE EFFECT" with respect to any entity or group of entities means any event, change or effect that is materially adverse to the condition (financial or otherwise), properties, assets, liabilities, business, operations, results of operations or prospects of such entity and its subsidiaries, taken as a whole.

        In this Agreement, any reference to a party's "KNOWLEDGE" means such party's actual knowledge.

        2.1 Organization, Standing and Power. Each of Seller and Sub is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. Each of Seller and Sub has the corporate power to own its properties and to carry on its business as now being conducted and is duly qualified to do business and is in good standing in each jurisdiction in which the failure to be so qualified and in good standing would have a Material Adverse Effect on such entity or the Acquired Assets. Sub has delivered a true and correct copy of the Articles of Incorporation and Bylaws or other charter documents, as applicable, of Sub, each as amended to date, to Buyer. Sub is not in violation of any of the provisions of its Articles of Incorporation or Bylaws or equivalent organizational documents.

        2.2 Subsidiaries. Sub does not directly or indirectly own any equity or similar interest or any interest convertible or exchangeable or exercisable for, any equity or similar interest in, any corporation, partnership, joint venture or other business association or entity.

        2.3 Capital Structure. The authorized capital stock of Sub consists of 1,000 shares of Common Stock of which there are 1,000 shares of Common Stock issued and outstanding, all of which are owned by Seller. There are no other outstanding shares of capital stock or voting securities and no outstanding commitments to issue any shares of capital stock or voting securities. All outstanding shares of Sub Common Stock are duly authorized, validly issued, fully paid and nonassessable and are free of any liens or encumbrances, and are not subject to preemptive rights or rights of first refusal created by statute, the Articles of Incorporation or Bylaws of Sub or any agreement to which Sub is a party or by which it is bound. Except for the rights created pursuant to this Agreement, there are no other options, warrants, calls, rights, commitments or, agreements of any character to which Sub is a party or by which it is bound obligating Sub to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any shares of capital stock of Sub or obligating Sub to grant, extend, accelerate the vesting of, change the price of, or otherwise amend or enter into any such option, warrant, call, right, commitment or agreement. Except for the rights created pursuant to this Agreement, there are no contracts, commitments or agreements relating to voting, purchase or sale of Sub Common Stock. All outstanding shares of Sub Common Stock were issued in compliance with all applicable federal and state securities laws.

        2.4 Authority. Each of Seller and Sub has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Seller and on the part of Sub (including the approval of Seller, its sole shareholder). This Agreement has been duly executed and delivered by Sub and Seller and constitutes the valid and binding obligations of Sub and Seller enforceable against Sub and Seller in accordance with its terms. The execution and delivery of this Agreement by Sub and Seller do not, and the consummation of the transactions contemplated hereby will not, conflict with, or result in any violation of, or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any benefit under (i) any provision of the organizational documents of Sub or Seller, or (ii) any material mortgage, indenture, lease, contract or other agreement or instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Sub or Seller or any of their respective properties or assets. No consent, approval, order or authorization of, or registration or declaration with, any court, administrative agency or commission or other governmental authority or instrumentality ("GOVERNMENTAL ENTITY") is required by or with respect to Sub in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby except for such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable securities laws.

        2.5    Valid Ownership Effective Transfer of Necessary Rights.

               (a) Ownership. Seller owns and has good and marketable title to all of the Acquired Assets free and clear of all liens, pledges, security interests, encumbrances, claims and the like, and has the rights to sell, assign, transfer, and deliver the Acquired Assets.

               (b) Effective Transfer of Necessary Rights. Upon the Closing, by means of this Agreement, together with the documents, instruments and agreements contemplated hereby, Seller will transfer good and marketable title to all Acquired Assets (including the Intellectual Property) to Buyer, free and clear of all liens, pledges, security interests, encumbrances, claims and the like. The Acquired Assets (including the Intellectual Property) transferred to Buyer pursuant to this Agreement, and the documents, instruments and agreements contemplated hereby will include all necessary assets and intellectual property rights related to the Seller Emulation Business, free and clear of all liens, pledges, security interests, encumbrances, claims and the like.

        2.6 Financial Statements. Sub has delivered to Buyer its balance sheet as of the date of this Agreement (the "SUB BALANCE SHEET"). Within 30 days after the date of this Agreement, Sub shall have delivered (to the extent available) its audited annual financial statements since inception.

        2.7 Absence of Liabilities. Sub has no obligations or liabilities of any nature (matured or unmatured, fixed or contingent) other than as disclosed on the Sub Balance Sheet, and Buyer shall not assume any liabilities or obligations of Seller or Sub as a result of its purchase of the Acquired Assets.

        2.8 Litigation. There is no private or Governmental action, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or, to the knowledge of Seller or Sub, threatened against Seller (with respect to the Seller Emulation Business), Sub or any of Sub's properties, or that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Agreement.

        2.9 Restrictions on Business Activities. There is no agreement, judgment, injunction, order or decree binding upon Sub or Seller which has or could reasonably be expected to have the effect of prohibiting or impairing Buyer's future operation of the Seller Emulation Business.

        2.10 Inventory. The inventory included in the Acquired Assets (including raw materials, work in progress and finished goods) is as set forth on Schedule
1.2 and constitutes all of the inventory relating to the Setter Emulation Business. Such inventory is identified as to those items which are consistent with the current version of the Seller Emulation Business product(s) and those items which are either inconsistent with such current version or otherwise obsolete or damaged. Seller has also identified on Schedule 1.2 all inventory that is on loan or consignment to customers, sales offices or design centers of the Seller Emulation Business and the location of such inventory.

        2.11 Capital Equipment and Hard Assets. All tangible assets listed on
Schedule 1.2 are in substantially good condition and repair and are adequate for the uses to which they are being put or would be put in the ordinary course of business consistent with industry standards.

        2.12 Intellectual Property.

             (a) To the knowledge of Seller and Sub, Seller and Sub own, or are licensed or otherwise possess legally enforceable rights to use all patents, trademarks, trade names, service marks, copyrights, and any applications therefor, maskworks, net lists, schematics, technology, know-how, trade secrets, inventory, ideas, algorithms, processes, computer software programs or applications (in both source code and object code form), and tangible or intangible proprietary information or material that are used in the Seller Emulation Business as currently conducted by Seller and Sub ("INTELLECTUAL PROPERTY") .

             (b) Schedule 1.2 lists (i) all patents and patent applications and all registered and unregistered trademarks, trade names and service marks, registered and unregistered copyrights, and maskworks, included in the Intellectual Property, including the jurisdictions in which each such Intellectual Property right has been issued or registered or in which any application for such issuance and registration has been filed, (ii) all licenses, sublicenses and other agreements to which Seller or Sub is a party and pursuant to which any person is authorized to use any Intellectual Property, and
(iii) all licenses, sublicenses and other agreements to which Seller or Sub is a party and pursuant to which Seller or Sub is authorized to use any third party, patents, trademarks or copyrights, including software ("THIRD PARTY INTELLECTUAL PROPERTY RIGHTS") which are incorporated in, are, or form a part of any Sub product or Seller product relating to the Seller Emulation Business (an "EMULATION PRODUCT").

             (c) To the knowledge of Seller and Sub, there is no unauthorized use, disclosure, infringement or misappropriation of any Intellectual Property Rights of Seller or Sub.

             (d) Neither Seller nor Sub is nor will either be as a result of the execution and delivery of this Agreement or the performance of its obligations under this Agreement, in breach of any license, sublicense or other agreement relating to the Intellectual Property or Third Party Intellectual Property Rights.

             (e) All patents, registered trademarks, service marks and copyrights held by Sub or by Seller relating to the Seller Emulation Business are valid and subsisting. Neither Sub nor, with respect to the Seller Emulation Business, Seller, has been sued in any suit, action or proceeding which involves a claim of infringement of any patents, trademarks, service marks, copyrights or violation of any trade secret or other proprietary right of any third party; neither Seller nor Sub has any knowledge that the manufacturing, marketing, licensing or sale of any Sub product or Seller product relating to the Seller Emulation Business infringes any patent, trademark, service mark, copyright, trade secret or other proprietary right of any third party; and neither Seller nor Sub has brought any action, suit or proceeding for infringement of Intellectual Property or breach of any license or agreement involving Intellectual Property against any third party.

             (f) Seller and Sub have secured valid written assignments to them from all consultants and employees who contributed to the creation or development of Intellectual Property of the rights to such contributions that Seller or Sub do not already own by operation of law.

             (g) Seller or Sub have taken all necessary and appropriate steps to protect and preserve the confidentiality of all Intellectual Property not otherwise protected by patents, patent applications or copyright ("CONFIDENTIAL INFORMATION"). All use, disclosure or appropriation of Confidential Information owned by Seller or Sub by or to a third party has been pursuant to the terms of a written agreement between Seller or Sub and such third party. All use, disclosure or appropriation of Confidential Information not owned by Seller or Sub has been pursuant to the terms of a written agreement between Seller or Sub and the owner of such Confidential Information, or is otherwise lawful.

             (h) Seller (i) has not been sued in any suit, action or proceeding which involves a claim of infringement or violation of any Third Party Intellectual Property Rights which are incorporated in, are or form a part of any Emulation Product and (ii) has not brought any action, suit or proceeding for infringement of Sub's Intellectual Property or breach of any license or agreement involving Intellectual Property of Sub against any third party.

        2.13 Taxes. Seller and Sub have (i) timely filed within the time the period for filing or any extension granted with respect thereto, all Tax Returns which they are required to file relating or pertaining to any and all taxes attributable to or levied upon the Acquired Assets, and (ii) paid any and all taxes they are required to pay in connection with the taxable periods to which such Tax Returns relate. There are (and immediately following the Closing there will be) no liens or similar encumbrances on the Acquired Assets relating or pertaining to taxes, except with respect to taxes not yet due and payable. Seller has no knowledge of any basis for the assertion of any claims which, if adversely determined, would result in a lien or other encumbrance on the Acquired Assets or otherwise adversely affect Buyer or the Acquired Assets. There is (i) no material claim for Taxes that is a lien against the property of Sub or is being asserted against Sub other than liens for Taxes not yet due and payable, (ii) no audit of any Tax Return of Sub being conducted by a Tax authority, (iii) no extension of the statute of limitations on the assessment of any Taxes granted by Sub or any Tax Group and currently in effect, and (iv) no agreement, contract or arrangement to which Sub is a party that may result in the payment of any amount that would not be deductible by reason of Sections 280G, 162 or 404 of the Code. Sub has not been and will not be required to include any material adjustment in Taxable income for any Tax period (or portion thereof) pursuant to Section 481 or 263A of the Code or any comparable provision under state or foreign Tax laws as a result of transactions, events or accounting methods employed prior to the Closing. Sub is not a party to any tax sharing or tax allocation agreement nor does Sub owe any amount under any such agreement. Sub has and will have no liability for unpaid Tax under Section
1.1502 of the Treasury Regulations. For purposes of this Agreement, the following terms have the following meanings: "TAX" (and, with correlative meaning, "TAXES" and "TAXABLE") means (i) any net income, alternative or add-on minimum tax, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, environmental or windfall profit tax, custom, duty or other tax governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or any penalty, addition to tax or additional amount imposed by any Governmental Entity (a "TAX AUTHORITY") responsible for the imposition of any such tax (domestic or foreign), (ii) any liability for the payment of any amounts of the type described in (i) as a result of being a member of an affiliated, consolidated, combined or unitary group for any Taxable period or as a result of Sub's deconsolidation or disaffillation with Seller or any other corporation upon the Closing of the Stock Purchase and (iii) any liability for the payment of any amounts of the type described in (i) or (ii) as a result of any express or implied obligation to indemnify any other person. As used herein, "TAX RETURN" shall mean any return, statement, report or form, including without limitation estimated Tax returns and reports, withholding Tax returns and reports and information reports and returns required to be filed with respect to Taxes. Sub is in full compliance with all terms and conditions of any Tax exemptions or other Tax-sparing agreement or order of a foreign government and the consummation of the

Acquisition shall not have any, adverse effect on the continued validity and effectiveness of any such Tax exemptions or other Tax-sparing agreement or order.

        2.14 Employee Matters. Sub has no employees or consultants or employee benefit plans or agreements, and to the extent it has had any of the foregoing in the past, has no liabilities or obligations relating in any way whatsoever to the same.

        2.15 Compliance With Laws. Sub has complied with, is not in violation of, and has not received any notices of violation with respect to, any federal, state, local or foreign statute, law or regulation with respect to the conduct of its business, or the ownership or operation of its business, except for such violations or failures to comply as could not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect on Sub. Sub has obtained each federal, state, county, local or foreign governmental consent, license, permit, grant, or other authorization of a Governmental Entity (i) pursuant to which Sub currently operates or holds any interest in any of its properties or (ii) that is required for the operation of Sub's business or the holding of any such interest ((i) and (ii) herein being collectively called "SUB AUTHORIZATIONS"), and all of such Sub Authorizations are in full force and effect, except where the failure to obtain or have any such Sub Authorizations could not reasonably be expected to have a Material Adverse Effect on Sub or the Acquired Assets.

        2.16 Minute Books. Within 30 days following the date of this Agreement, Seller shall have delivered complete and correct copies of the minute books of Sub in Seller's possession. No meetings of directors or shareholders have occurred and no actions by written consent have been executed in the preceding two years, except as provided in Section 1.7 and Section 2.4.

        2.17 Brokers' and Finders' Fees. Neither Seller nor Sub has incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders' fees or agents' commissions or investment bankers' fees or any similar charges in connection with this Agreement or any transaction contemplated hereby.

        2.18 Customers. Seller has provided Buyer with a list of all customers of the Seller Emulation Business since inception of such business, together with a schedule of such customers' orders and specifying which orders (whether for revenue or not) have not yet been filled, and of those orders which have been filled, those as to which revenue has been recognized, the amount (if any) of cash collected and the amount of revenue deferred. Additionally, Seller has provided Buyer, for each listed customer order, a brief description of the status of that installation and any further commitments, contingencies, milestones or customer expectations with regard to that order.

        2.19 Contracts; Consents. Sub is not a party to any contracts or agreements other than this Agreement. There are no consents or approvals of third parties, Governmental Entities or otherwise required for Seller and Sub to sell, assign or transfer the Acquired Assets to Buyer or to provide Buyer with the full enjoyment of such Acquired Assets.

        2.20 Representations Complete. None of the representations or warranties made by Seller or Sub herein or in any Schedule hereto, or certificate furnished by Seller or Sub pursuant to this Agreement, when all such documents are read together in their entirety, contains or will contain at the Closing any untrue statement of a material fact, or omits or will omit at the Closing to state any material fact necessary in order to make the statements contained herein or therein, in the light of the circumstances under which made, not misleading. None of the representations and warranties set forth in this Article II in any way limits any representation or warranty made in Section 2.7.

                                   ARTICLE III

                ADDITIONAL SELLER REPRESENTATIONS AND WARRANTIES


        Seller further represents and warrants to Buyer as follows:

        3.1 Acquisition Entirely for Own Account. This Agreement is made with Seller in reliance upon Seller's representation to Buyer, which by Seller's execution of this Agreement Seller hereby confirms, that the Buyer's Shares and Buyer's Warrants (collectively, the "SECURITIES") to be acquired by Seller will be acquired for investment for Seller's own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and that Seller has no present intention of selling, granting any participation in, or otherwise distributing the same. By executing this Agreement, Seller further represents that Seller does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participations to such person or to any third person, with respect to any of the Securities.

        3.2 Reliance Upon Seller's Representations. Seller understands that the Securities are not registered under the Securities Act of 1933, as amended (the "SECURITIES ACT") on the ground that the sale provided for in this Agreement and the issuance of securities hereunder is exempt from registration under the Securities Act pursuant to Section 4(2) thereof, and that the Buyer's reliance on such exemption is based on Seller's representations set forth herein.

        3.3 Receipt of Information. Seller believes it has received all the information it considers necessary or appropriate for deciding whether to acquire the Securities. Seller further represents that it has had an opportunity to ask questions and receive answers from Buyer regarding the business, properties, prospects and financial condition of Buyer and to obtain additional information (to the extent Buyer possessed such information or could acquire it without unreasonable effort or expense) necessary to verify the accuracy of any information furnished to it or to which it had access. The foregoing, however, does not limit or modify the representations and warranties of Buyer in Article IV of this Agreement or the right of Seller to rely thereon.

        3.4 Investment Experience. Seller is experienced in evaluating and investing in securities and acknowledges that it is able to fend for itself, can bear the economic risk of its investment, and has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of the investment in the Securities.

        3.5 Restricted Securities. Seller understands that the Securities may not be sold, transferred or otherwise disposed of without registration under the Securities Act or an exemption therefrom, and that in the absence of an effective registration statement covering the Securities or an available exemption from registration under the Securities Act, the Securities must be held indefinitely. To the extent applicable, each certificate or other document evidencing any of the Securities shall be endorsed with the following restrictive legend:

               "THE SHARES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE SOLD, TRANSFERRED, ASSIGNED, PLEDGED, OR HYPOTHECATED ABSENT AN EFFECTIVE REGISTRATION THEREOF, OR EXEMPTION THEREUNDER, UNDER SUCH ACT OR COMPLIANCE WITH RULE 144 PROMULGATED UNDER SUCH ACT."

        Seller covenants that, except to the extent such restrictions are waived by Buyer, Seller shall not transfer the shares represented by any such certificate without complying with the restrictions on transfer described in such legend. Seller may sell the Securities in compliance with Rule 144 promulgated under the Securities Act without providing Buyer or any of its representatives an opinion of counsel regarding such sale and with an opinion of counsel in reliance on any other exception. Seller agrees to provide Buyer with notice of any sale of the Securities no later than immediately prior to placing an order with a broker or, if not sold through a broker, at the time of closing an agreement to sell the Securities, and, to the extent practicable, Seller will use its best efforts to provide Buyer 48 hours advance notice of any such sale.

                                   ARTICLE IV

                     REPRESENTATIONS AND WARRANTIES OF BUYER

        4.1 Organization, Standing and Power. Buyer is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. Buyer has the corporate power to own its properties and to carry on its business as now being conducted and as proposed to be conducted and is duly qualified to do business and is in good standing in each jurisdiction in which the failure to be so qualified and in good standing would have a Material Adverse Effect on Buyer.

        4.2 Authority. Buyer has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Buyer. This Agreement has been duly executed and delivered by Buyer and constitutes the valid and binding obligation of Buyer enforceable against Buyer in accordance with its terms. The execution and delivery of this Agreement by Buyer does not, and the consummation of the transactions contemplated hereby will not, conflict with, or result in any violation of, or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any benefit under (i) any provision of the Certificate of Incorporation or Bylaws of Buyer or any of its subsidiaries, as amended, or
(ii) any material mortgages indenture, lease, contract or other agreement or instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Buyer or any of its subsidiaries or any of their properties or assets. No consent, approval, order or authorization of, or registration or declaration with, any Governmental Entity is required by or with respect to Buyer or any of its subsidiaries in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except for such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable securities laws.

        4.3 Buyer Capital Structure. The authorized capital stock of Buyer consists of 40,000,000 shares of Common Stock, no par value. At the close of business on May 31, 1997, (i) 16,815,482 shares of Buyer's Common Stock were issued and outstanding; (ii) 4,936,776 shares of Buyer's Common Stock were reserved for issuance upon exercise of options (the "BUYER OPTIONS") under Buyer's various Stock Option Plans and 1994 Director Stock Option Plan, of which options to purchase 3,045,330 shares were outstanding; (iii) 1,200,000 shares of Buyer's Common Stock were reserved for issuance under Buyer's 1993 Employee Stock Purchase Plan (the "ESPP"), of which 536,695 shares have been issued-, and
(iv) 450,000 shares of Buyer's Common Stock were reserved for issuance under options granted and outstanding but not subject to a specific stock purchase or stock option plan. Except as set forth in this Section 4.3 and except as contemplated by this Agreement, there are no existing agreements, options, warrants, rights, calls or commitments of any character providing for the issuance of any additional shares of Buyer's Common Stock and there are no outstanding securities or other instruments convertible into or exchangeable for shares of Buyer's Common Stock and no commitments to issue such securities or instruments.

        4.4 SEC Documents. Buyer has made available to Seller a true and complete copy of Buyer's Form 10-K for the year ended December 31, 1996 and Form 10-Q for the three (3) months ended March 1, 1997, and any other statement, report, registration statement or definitive proxy statement filed by Buyer with the SEC from December 31, 1996 to the Closing Date (the "BUYER SEC DOCUMENTS"). As of their respective filing dates, Buyer has made all necessary SEC filings, the Buyer SEC Documents comply or will comply in all material respects with the requirements of the Securities Exchange Act of 1934 as amended, or the Securities Act, and none of the Buyer SEC Documents contain or will contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Since March 31, 1997, there has not occurred a Material Adverse Effect on Buyer.

        4.5 Shares of Common Stock. The Buyer's Shares, and Buyer Common Stock issuable on exercise of the Buyer's Warrant, when issued and delivered to Seller in accordance with this Agreement, will be duly authorized, validly issued, fully paid and nonassessable.

        4.6 Brokers' or Finders' Fees. Buyer is not a party to, or in any way obligated under, and has no knowledge of, any contract or outstanding claim for the payment of any broker's or finder's fee in connection with the origin, negotiation, execution or performance of this Agreement, the nonpayment of which could result in the placement of a lien or other encumbrance on the Acquired Assets, or a claim against Buyer or its affiliates.

        4.7 Representations Complete. None of the representations or warranties made by Buyer herein or in any Schedule hereto, or certificate furnished by Buyer pursuant to this Agreement, when all such documents are read together in their entirety, contains or will contain at the Closing any untrue statement of a material fact, or omits or will omit at the Closing to state any material fact necessary in order to make the statements contained herein or therein, in the light of the circumstances under which made, not misleading.

                                    ARTICLE V

                              ADDITIONAL AGREEMENTS

        5.1 Public Disclosure. Buyer and Seller intend to make a joint press release regarding the terms of this Agreement, the transactions contemplated hereby and certain other matters; however, neither shall issue any such press release or make any such statement or disclosure without the prior written approval of the other (which approval shall not be unreasonably withheld), except as may be required by law.

        5.2 Legal Requirements. Each of Buyer, Seller and Sub will take all reasonable actions necessary to comply promptly with all legal requirements which may be imposed on them with respect to the consummation of the transactions contemplated by this Agreement and will promptly cooperate with and furnish information to any party hereto necessary in connection with any such requirements imposed upon such other party in connection with the consummation of the transactions contemplated by this Agreement and will take all reasonable actions necessary to obtain (and will cooperate with the other parties hereto in obtaining) any consent, approval, order or authorization of, or any registration, declaration or filing with, any Governmental Entity or other person, required to be obtained or made in connection with the taking of any action contemplated by this Agreement.

        5.3 Employees. Seller will not assert a claim (of tortious interference, theft of trade secrets or otherwise) as a result of Buyer's recruitment of employees or former employees of the Seller Emulation Business. Seller acknowledges and agrees that any rights that it has by virtue of non-compete arrangements entered into in connection with its original acquisition of Sub shall be assigned to Buyer within 30 days following the Closing or, in the event that such agreements are not assignable, then Seller agrees to, at the request of Buyer, enforce any and all of such rights so that they inure to the benefit of Buyer. Seller further agrees to provide documentation relating to such agreements as reasonably requested by Buyer.

        5.4 Bulk Sales. Buyer hereby agrees to waive the requirement, if any, that Seller or Sub comply with any bulk transfer law which may be applicable to the transactions contemplated by this Agreement, provided, that Seller agrees to indemnify and hold harmless Buyer with respect to any noncompliance with such laws and Buyer's waiver with respect thereto.

        5.5 Reasonable Best Efforts; Further Assurances. Each of the parties to this Agreement shall use its reasonable best efforts to effectuate the transactions contemplated hereby and to fulfill and cause to be fulfilled the conditions to closing under this Agreement. Each party hereto, at the reasonable request of another party hereto, shall execute and deliver such other instruments and do and perform such other acts and things as may be necessary or desirable for effecting completely the consummation of this Agreement and the transactions contemplated hereby.

                                   ARTICLE VI

                         CERTAIN POST-CLOSING COVENANTS

        6.1 Seller Use of Buyer Emulation Services.

            (a) Seller agrees that when it is in need of emulation services either internally or with respect to a customer project, it will, where feasible, first offer Buyer the opportunity to undertake the project, giving Buyer a clear indication of the nature and timing of the project. In determining whether it has the resources available to undertake the project according to Seller's desired schedule, Buyer will give Seller's project priority status over projects of similar size (measured in realizable revenues) and schedule (measured in terms of timing to completion), unless in Buyer's reasonable judgment doing so will cause Buyer undue commercial harm. Buyer will in no event be required to divert resources from an existing project on Seller's behalf. Buyer will notify Seller in writing of its determination whether to accept a particular project as promptly as is practicable, with a brief explanation of any refusal. If Buyer agrees to undertake the project, it will do so on terms no less favorable than with respect to other current projects of similar size and schedule.

            (b) Buyer agrees to sell its emulation products to Seller (i) for Seller's internal use (which shall not involve the provision of design or other services to others), and (ii) for Seller's use in a discrete design services consulting project, it being understood that following completion of such project, all Buyer emulation products used in connection with such project can be used thereafter only in Seller internal projects unless a Vice President of Buyer consents in writing to use in connection with a specific project. Such consent of a Vice President of Buyer must be obtained with respect to each subsequent project with respect to which the same Buyer emulation products are proposed to be used.

        6.2 Noncompetition.

            (a) Neither Seller nor any of its affiliates, subsidiaries, or similarly controlled entities, shall, during the period commencing on the Closing Date and ending on the fifth anniversary of the Closing Date, directly or indirectly engage in the integrated circuit emulation business anywhere in the world. The foregoing restriction shall include without limitation any investment of cash or other property, loan, joint venture, strategic alliance, license or other similar business arrangement relating to the integrated circuit emulation business, but shall not include Seller actions required to satisfy its service and support requirements pursuant to Section 6.3. In the event that Seller is acquired (whether through (i) sale of substantial assets, or (ii) merger, sale of stock or otherwise pursuant to which the shareholders immediately prior to such transaction hold less than a majority of the voting securities of the surviving or acquiring corporation after such transaction) by an entity with significant operations relating to the integrated circuit emulation business at the time of such transaction (a "PRE-EXISTING EMULATION BUSINESS"), this prohibition shall not apply to the Pre-Existing Emulation Business.

            (b) Neither Buyer nor any of its affiliates, subsidiaries or similarly controlled entities shall, during the period commencing on the Closing Date and ending on the fifth anniversary of the Closing Date, directly or indirectly engage in the commercial logic synthesis business, relating to integrated circuit design creation (the "SYNTHESIS BUSINESS"). The foregoing restriction shall include, without limitation, any investment of cash or other property, loan, joint venture, strategic alliance, license or other similar business arrangement relating to the Synthesis Business. In the event that Buyer is acquired (whether through (i) sale of substantial assets or (ii) merger, sale of stock or otherwise pursuant to which the shareholders immediately prior to such transaction hold less than a majority of the voting securities of the surviving or acquiring corporation after such transaction) by an entity with significant operations relating to the Synthesis Business at the time of such transaction (a "PRE-EXISTING SYNTHESIS BUSINESS"), this prohibition shall not apply to the Pre-Existing Synthesis Business.

            (c) The parties agree that the covenants set forth in Sections 6.2(a) and 6.2(b) above are a material and substantial part of this Agreement. Because of the difficulty of measuring economic losses to the nonbreaching party as a result of a breach of the restrictive covenants set forth in Sections 6.2(a) and 6.2(b) above, and because of the immediate and irreparable damage that would be caused to the nonbreaching party by such breach, for which monetary damages would not be a sufficient remedy, the parties agree that in addition to all other remedies that may be available to the nonbreaching party at law or in equity, the nonbreaching party shall be entitled to specific performance and any injunctive or other equitable relief as a remedy for any breach or threatened breach of such restrictive covenant.

        6.3 Buyer Support of Seller Emulation Business Customers. Buyer agrees to provide service and support under the terms of its standard service and support agreements to each customer of the Seller Emulation Business (excluding customer sites at which equipment has been installed by Seller for free, or for which there is no Seller record of a revenue transaction or backlog), which agrees to terminate its existing support and service agreements with Seller or Sub and waive any remaining rights or claims thereunder or otherwise relating to support of such customer as a customer of the Seller Emulation Business in exchange for (i) replacement of its existing Sub emulation products with reasonably comparable Buyer emulation products, and (ii) Buyer entering into its standard service and support agreement with such customer (such exchange being referred to herein as the "SWAP ARRANGEMENT"), but only as to those customers which accept the Swap Agreement prior to September 30, 1997. Seller's intent is that, until a particular customer of the Seller Emulation Business accepts the Swap Arrangement (including the waiver by such customer of any remaining rights or claims under existing support and service agreements with Seller or Sub or otherwise relating to support of such customer as a customer of the Seller Emulation Business), Seller would, to the extent practicable, satisfy all service and support requirements of such customer in accordance with the terms of its existing support and service arrangements with such customer. Seller acknowledges that it may be required to satisfy such support and service requirements for an indefinite period which may exceed the duration of the term of the customer's existing support and service arrangements. Seller will inform Buyer when it believes it has completed its support of any customer. The parties acknowledge that

Buyer shall have no obligation to a particular customer of the Seller Emulation Business other than to offer to enter into the Swap Arrangement and, only if such arrangement is agreed to by the customer prior to September 30, 1997, to fulfill the terms of such arrangement. In addition, with regard to each maintenance contract for which revenue has been deferred and as to which Buyer and the party to such maintenance contract have entered into the Swap Arrangement, Seller and Sub agree to return the unearned deferred maintenance amounts to the applicable customer.

        6.4 License of Intellectual Property and Provision of Equipment for Support Services.

            (a) Buyer hereby grants to Seller, for a period of one year from the date of this Agreement, a limited, nontransferable license (with no right to sublicense) to use the Intellectual Property, but solely for the purpose of providing support to Seller's customers as envisioned in Section 6.3. Buyer agrees that Seller may retain such number of copies of the software, documentation and other materials (excluding hardware) included in the Acquired Assets as are reasonably necessary to provide such support.

            (b) Buyer will provide Seller, for a period of one year from the date of this Agreement, at no charge, with at least one complete Seller emulation system, including hardware, software and documentation, for the purpose of providing support to Seller's customers as envisioned in Section 6.3, and will provide such additional systems as the parties may agree are reasonably necessary to carry out the purposes of Section 6.3 (keeping in mind their mutual goal to encourage customers to accept the Swap Arrangement).

            (c) Buyer will provide Seller, for a period of one year from the date of this Agreement, at no charge, such parts and equipment as Seller may require in fulfilling its support obligations as envisioned in Section 6.3, provided that Seller provides such parts and equipment to its customers without charge. To the extent that Seller sells any such equipment to its customers (e.g., for a system upgrade or capacity increase), the proceeds of such sale shall be passed on to Buyer. In addition, any new revenue recovered by Seller subsequent to the date of this Agreement from the end user as part of the ongoing process of maintenance and service will be passed on to Buyer.

            (d) Upon the termination of all support services by Seller as envisioned in Section 6.3, Seller shall notify Buyer of such termination and the license granted in Section 6.4(a) shall automatically terminate. At such time, Seller shall return all tangible materials licensed or supplied by Buyer under this Section 6.4 and shall destroy all intangible copies of such materials in its possession.

        6.5 Patent License Back.

            (a) For purposes of this Section 6.5, "Transferred Patents" means the patents issuing from the applications listed in Schedule 1.2 or another application derived directly or recursively from such applications as a division, a continuation, a continuation-in-part, or a foreign counter-part of such applications.

            (b) For purposes of this Section 6.5, "Simulation Software" means a computer program owned by Seller that operates on a general purpose computer for simulating or analyzing the behavior of digital circuits and systems, provided that such software does not perform or control emulation.

            (c) Buyer grants Seller a worldwide, non-exclusive, non-transferable (except as set forth in this Section 6.5), royalty-free right and license (without right to sublicense except as set forth in this Section 6.5) under the Transferred Patents to make, use, sell, offer for sale, or import Simulation Software. Seller may license third parties to use Simulation Software under the Transferred Patents in the ordinary course of Seller's business. Seller may transfer this license to a third party in the event that Seller disposes of all or substantially all of its assets or business related to Simulation Software. Seller may not otherwise transfer or sublicense the Transferred Patents.

                               ARTICLE VII ESCROW;

                                INDEMNIFICATION

        7.1 Escrow Fund. As soon as practicable after the Closing, the Escrow Amount shall be deposited with The First National Bank of Boston (or other institution selected by Buyer with the reasonable consent of Seller) as escrow agent (the "ESCROW AGENT"), such deposit to constitute the Escrow Fund and to be governed by the terms set forth herein and in the Escrow Agreement attached hereto as Exhibit A. The Escrow Fund shall be available to compensate Buyer pursuant to the indemnification obligations of Seller set forth in this Agreement, with respect to Damages (as defined below) arising by reason of Seller's failure to deliver any of the Acquired Assets. The Escrow Fund shall act as partial security for Seller's and Sub's indemnification obligations set forth in this Agreement, but shall not serve as Buyer's exclusive remedy with respect thereto. The Escrow Fund shall be released upon the later of (i) June 27, 1997 and (ii) completion of delivery of all Acquired Assets by Seller to Buyer, as provided in and subject to the terms of the Escrow Agreement.

        7.2 Indemnification.

            (a) Subject to the limitations set forth in this Article VII, Seller will defend, indemnify, and hold harmless Buyer and its respective officers, directors, agents and employees, and each person, if any, who controls or may control Buyer within the meaning of the Securities Act (individually, an "INDEMNIFIED PERSON" and collectively, "INDEMNIFIED PERSONS"), and shall reimburse Indemnified Persons, for, from and against any and all losses (which shall include any diminution in value), costs, damages, liabilities and expenses arising from claims, demands, actions and causes of action, including, without limitation, reasonable legal fees, (collectively, "DAMAGES") arising out of (i) any misrepresentation or breach of or default in connection with any of the representations, warranties, covenants and agreements given or made by Sub or Seller in this Agreement, or any exhibit or other schedule to this Agreement, or
(ii) transactions, events, acts or omissions of or by Seller or Sub relating to the Seller Emulation Business on or before the Closing (including without limitation any claim of infringement (i) as a result of the inaccuracy of the representation set forth in Section 2.12(a) without regard to the knowledge qualifier and (ii) which relates to actions or events occurring prior to the date of the Agreement).

            (b) Subject to the limitations set forth in this Article VII, Buyer shall defend, indemnify and hold harmless each Indemnified Person, and shall reimburse Indemnified Persons, for, from and against all Damages arising out of any misrepresentation or breach of or default in connection with any of the representations, warranties, covenants or agreements given or made by Buyer in this Agreement or any exhibit or other schedule to this Agreement.

            (c) Buyer and Seller each acknowledge that such Damages, if any, would relate to unresolved contingencies existing at the Closing, which if resolved at the Closing would have led to a reduction in the total purchase price Buyer would have agreed to issue in connection with the Acquisition. Accordingly, Seller agrees that at the sole election of Buyer, certain warrants may become unexercisable and/or be canceled in accordance with the provisions of the Buyer's Warrant.

        7.3 Indemnification Procedure. All claims for indemnification under this
Article VII (individually, a "CLAIM" and collectively, "CLAIMS") shall be asserted and resolved as follows:

            (a) In the event that any Claim for which Seller or Sub, as the case may be (the "INDEMNIFYING PARTY"), would be liable to indemnify an Indemnified Person hereunder is asserted which Claim does not involve a Claim being asserted against or sought to be collected by a third party, the Indemnified Person shall with reasonable promptness send a Claim Notice (as defined in Section 7.3(b) below) with respect to such Claim to the Indemnifying Party. If the Indemnifying Party does not notify the Indemnified Person within 30 days from the date of receipt of such Claim Notice that the Indemnifying Party disputes such Claim, the amount of such Claim shall be conclusively deemed a liability of the Indemnifying Party hereunder. In case the Indemnifying Party shall object in writing to any Claim made in accordance with this Section 7.3(a), the Indemnified Person shall have Fifteen (15) days to respond in a written statement to the objection of the Indemnified Person. If after such fifteen (15) day period there remains a dispute as to any Claims, the parties shall attempt in good faith for sixty (60) days to agree upon the rights of the respective parties with respect to each of such Claims. If the parties should so agree, a memorandum setting forth such agreement shall be prepared and signed by both parties.

            (b) In the event that any Claim for which an Indemnifying Party would be liable to an Indemnified Person hereunder is asserted against an Indemnified Person by a third party, the Indemnified Person shall with reasonable promptness notify the Indemnifying Party of such Claim, including a copy of the Claim made if the Claim was made in writing, specifying the nature of such claim and the amount or the estimated amount thereof to the extent then feasible (which estimate shall not be conclusive of the final amount of such Claim) (the "CLAIM NOTICE"). The Indemnifying Party shall have 30 days from the receipt of the Claim Notice (the "NOTICE PERIOD") to notify the Indemnified Person (i) whether or not the Indemnifying Party disputes the Indemnifying Party's liability to the Indemnified Person hereunder with respect to such Claim and (ii) if the Indemnifying Party does not dispute such liability, whether or not the Indemnifying Party desires, at the sole cost and expense of the Indemnifying Party, to defend against such Claim, provided that the Indemnifying Party is hereby authorized (but not obligated) prior to and during the Notice Period to file any motion, answer or other pleading and to take any other action which the Indemnifying Party shall deem necessary or appropriate to protect the Indemnifying Party's interests. In the event that the Indemnifying Party notifies the Indemnified Person within the Notice Period that the Indemnifying Party does not dispute the Indemnifying Party's obligation to indemnify hereunder and desires to defend the Indemnified Person against such Claim and except as hereinafter provided, the Indemnifying Party shall have the right to defend by appropriate proceedings, which proceedings shall be diligently settled or prosecuted by the Indemnifying Party to a final conclusion; provided that, unless the Indemnified Person otherwise consents in writing, which consent shall not be unreasonably withheld, the Indemnifying Party may not settle any matter (in whole or in part) unless such settlement includes a complete and unconditional release of the Indemnified Person. If the Indemnified Person desires to participate in, but not control, any such defense or settlement the Indemnified Person may do so at the Indemnified Person's sole cost and expense. If the Indemnifying Party elects not to defend the Indemnified Person against such Claim, whether by failure of the Indemnifying Party to give the Indemnified Person timely notice as provided above or otherwise, then the Indemnified Person, without waiving any rights against the Indemnifying Party, may settle or defend against any such Claim in the Indemnified Person's sole discretion and if it is determined that the Indemnifying Party is responsible therefore under this Article VII, the Indemnified Person shall be entitled to recover from the Indemnifying Party the amount of any settlement or judgment and, on an ongoing basis, all indemnifiable costs and expenses of the Indemnified Person with respect thereto, including interest from the date such costs and expenses were incurred.

            (c) The Indemnified Person's failure to give reasonably prompt notice to the Indemnifying Party of any actual, threatened or possible claim or demand which may give rise to a right of indemnification hereunder shall not relieve the Indemnifying Party of any liability which the Indemnifying Party may have to the Indemnified Person unless the failure to give such notice materially and adversely prejudiced the Indemnifying Party.

                                  ARTICLE VIII

                               CERTAIN TAX MATTERS

        Buyer and Seller hereby covenant and agree with respect to certain tax matters as follows:

        8.1 Returns; Indemnification; Liability for Taxes.

            (a) Seller shall prepare and file (or cause to be prepared and filed) on a timely basis all Tax Returns with respect to Sub and its subsidiaries for all taxable periods ending on or before the Closing Date ("SUB TAX RETURNS") and shall pay, and shall indemnify and hold Buyer harmless against and from (i) all Taxes of Sub and its subsidiaries for all taxable years or periods which end on or before the Closing Date; (ii) all Taxes for all taxable years or periods of all members subsidiaries of any affiliated group of which Sub and any of its subsidiaries is or has been a member prior to the Closing Date; and (iii) with respect to any taxable period commencing before the Closing Date and ending after the Closing Date (a "STRADDLE PERIOD") all Taxes of Sub and its subsidiaries attributable to the portion of the Straddle Period prior to and including the

Closing Date (the "PRE-CLOSING PERIOD"). For purposes of this Agreement, the portion of any Tax that is attributable to the Pre-Closing Period shall be (i) in the case of a Tax that is not based on net income, gross income, premiums or gross receipts, the total amount of such Tax for the period in question multiplied by a fraction, the numerator of which is the number of days in the Pre-Closing Period, and the denominator of which is the total number of days in such Straddle Period, and (ii) in the case of a Tax that is based on any of net income, gross income, premiums or gross receipts, the Tax that would be due with respect to the Pre-Closing Period if such Pre-Closing Period were a separate taxable period, except that exemptions, allowances, deductions or credits that are calculated on an annual basis (such as the deduction for depreciation or capital allowances) shall be apportioned on a per them basis. For purposes hereof, all Taxes which are the subject of this Article VIII arising from the Stock Purchase hereof, including Taxes resulting from the Election, shall be deemed to be Taxes attributable to the Pre-Closing Period and shall be the responsibility of Seller.

            (b) Buyer shall prepare and file (or cause to be prepared and filed) on a timely basis all Tax Returns of Sub relating to periods ending after the Closing Date and shall pay, and, except as provided in subsection (c) hereof, shall indemnify and hold Seller harmless against and from (i) all Taxes of Sub and its subsidiaries for any taxable year or period commencing after the Closing Date; and (ii) all Taxes of Sub and its subsidiaries for any Straddle Period other than Taxes attributable to the Pre-Closing Period.

        8.2 Cooperation; Refunds and Credits.

            (a) All refunds or credits of Taxes for or attributable to taxable years or periods of Sub and its subsidiaries ending on or before the Closing Date (or the Pre-Closing Period, in the case of a Straddle Period) shall be for the account of Seller; all other refunds or credits of Taxes, for or attributable to Sub and its subsidiaries shall be the account of Buyer. Following the Closing, Buyer shall cause Sub and its subsidiaries to forward to Seller any such refunds or credits due Seller pursuant to this section after receipt or realization thereof by Buyer, and Seller shall forward (or cause to be forwarded) to Buyer any refunds or credits due to Buyer pursuant to this section after receipt or realization thereof by Seller, in each case in accordance with the provisions of Section 8.2(c) below.

            (b) If an audit examination of any Tax Return of Seller or its subsidiaries for any taxable period ending on or before the Closing Date shall result (by settlement or otherwise) in any adjustment the effect of which is to increase deductions, losses or tax credits or decrease income, gains, premiums, revenues or recapture of tax credits ("Changes") reflected on a Tax Return of Buyer, Sub and its subsidiaries for any taxable period ending after the Closing Date, Seller will notify Buyer and provide it with all necessary information so that it can reflect on the appropriate Tax Return of Buyer any appropriate Changes. If as a result of such Changes, Buyer or its subsidiaries enjoy a net Tax benefit from an increase in deductions, losses or tax credits and/or a decrease in income, gains, premiums, revenues or recapture of tax credits ("BUYER BENEFITS") for taxable periods ending after the Closing Date, Buyer shall pay to Seller the amount of such Buyer Benefit, as and when such Buyer Benefits are realized by Buyer in accordance with Section 8.2(d).

            (c) If an audit examination of any Tax Return of Buyer or its subsidiaries for taxable periods ending after the Closing Date shall result (by settlement or otherwise) in any Change reflected on a Tax Return of Seller or its subsidiaries for any taxable periods ending on or before the Closing Date, Buyer will notify Seller and provide it with all necessary information so that Seller can reflect any appropriate Changes on its Tax Return. If as a result of such Changes, Seller or its subsidiaries enjoy a net Tax benefit from an increase in deductions, losses or tax credits and/or a decrease in the income, gains, premiums, revenues or recapture of tax credits ("SELLER BENEFITS") for taxable periods ending on or before the Closing Date, Seller shall pay to Buyer the amount of such Seller Benefits as and when such Seller Benefits are realized by Seller, in accordance with Section 8.2(d).

            (d) Any payments of refunds or credits for Taxes, or any payment of Buyer Benefits or Seller Benefits, that are required to be paid under this Agreement shall be made within 10 business days of the receipt of any refund or 30 Business Days of the realization of any tax benefit, as the case may be. Any payments not made within such time period, shall be subject to an interest charge of 12% per annum.

        8.3 Termination of Tax Sharing Agreements. Seller hereby agrees and covenants that there are and will be obligations of or to Sub or its subsidiaries pursuant to any tax sharing agreement or any similar arrangement in effect at anytime before or on the Closing Date, and any further or any similar obligations that might otherwise have existed thereunder shall be extinguished as of the Closing Date.

        8.4 Conduct of Audits and Other Procedural Matters.

            (a) Each party shall, at its own expense, control any audit or examination by any Taxing Authority, and have the right to initiate any claim for refund or amended return, and contest, resolve and defend against any assessment, notice of deficiency or other adjustment or proposed adjustment of Taxes ("PROCEEDINGS") for any taxable period for which that party is charged with payment or indemnification responsibility under this Agreement. Each party shall promptly forward to the other in accordance with Section 9.2 all written notifications and other written communications, including if available the original envelope showing any postmark, from any taxing authority received by such party or its affiliates relating to any liability for Taxes for any taxable period for which such other party or any of its affiliates is charged with payment or indemnification responsibility under this Agreement and each indemnifying party shall promptly notify, and consult with, each indemnified party as to any action it proposes to take with respect to any liability for Taxes for which it is required to indemnify another party and shall not enter into any closing agreement or final settlement with any Taxing Authority with respect to any such liability without the written consent of the indemnified parties, which consent shall not be unreasonably withheld. In the case of any Proceedings relating to any Straddle Period, Buyer shall control such Proceedings and shall consult in good faith with Seller as to the conduct of such Proceedings. Seller shall reimburse Buyer for such portion of the costs, including legal costs, of conducting such Proceedings as is represented by the portion of the Tax with respect to such Straddle Period for which Seller is liable pursuant to this Agreement. Each party shall, at the expense of the requesting party, execute or cause to be executed any powers of attorney or other documents reasonably requested by such requesting party to enable it to take any and all actions such party reasonably requests with respect to any Proceedings which the requesting party controls. The failure by a party to provide timely notice under this subsection shall relieve the other party from its obligations under this
Article VIII with respect to the subject matter of any notification not timely forwarded, to the extent the other party has suffered a loss or other economic detriment because of such failure to provide notification in a timely fashion.

                                   ARTICLE IX

                               GENERAL PROVISIONS

        9.1 Survival at Closing. The representations, warranties and agreements set forth in this Agreement shall survive the Closing, except (a) as specifically provided in Article VI, and (b) the representations, warranties and/or agreements set forth in Article II, Article III, Article IV and Article VII shall survive until the latest of (i) the second anniversary of the Closing;
(ii) with respect to Section 2.13 (Taxes) the expiration of all applicable statutes of limitations; and (iii) final resolution of any pending Claim under
Article VII (but only as to such pending Claim or Claims).

        9.2 Specific Performance. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement (including the Synthesis Database Licensing Agreement) were not performed in accordance with their specific terms or were otherwise breached. Moreover, each party's obligation under this Agreement (including the Synthesis Database Licensing Agreement) is unique. If any party should default in its obligations under this Agreement (including the Synthesis Database Licensing Agreement), the parties each acknowledge that it would be extremely impracticable to measure the resulting damages. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement (including the Synthesis Database Licensing Agreement) and to enforce specifically the terms and provisions hereof in any court of the U.S. or any state having jurisdiction, this being in addition to any other remedy to which they are entitled in law or in equity.

        9.3 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, or mailed by registered or certified mail (return receipt requested) or sent via facsimile (with confirmation of receipt) to the parties at the following address (or at such other address for a party as shall be specified by like notice):

            (a) if to Seller to:

                Synopsys, Inc.
                700 E. Middlefield Road
                Mountain View, California 94043
                Attention: Paul Lippe, Sr., Vice President Business & Market
                  Development
                Facsimile No.:  (415) 694-4087
                Telephone No.:  (415) 962-5000
                      with a copy to:

                      Steve Shevick, Esq.
                      700 E. Middlefield Road
                      Mountain View, California 94043
                      Facsimile No.: (415) 694-4087
                      Telephone No.: (415) 962-5000

               (b)    if to Sub, to:

                      Arkos Design, Inc.
                      700 E. Middlefield Road
                      Mountain View, California 94043
                      Attention:  President
                      Facsimile No.:  (415) 694-4087
                      Telephone No.  (415) 962-5000

               (c)    if to Buyer, to:

                      Quickturn Design Systems, Inc.
                      440 Clyde Avenue
                      Mountain View, CA 94043
                      Attention:  President
                      Facsimile No.:  (415) 967-3189
                      Telephone No.:  (415) 967-3300

                      with a copy to:

                      Wilson Sonsini Goodrich & Rosati
                      650 Page Mill Road
                      Palo Alto, CA 94304-1050
                      Attention:  Larry W. Sonsini, Esq.
                      Facsimile No.:  (415) 493-6811
                      Telephone No.:  (415) 493-9300

        9.4 Interpretation. When a reference is made in this Agreement to Exhibits, such reference shall be to an Exhibit to this Agreement unless otherwise indicated. The words "INCLUDE," "INCLUDES" and "INCLUDING" when used herein shall be deemed in each case to be followed by the words "without limitation." The phrase "MADE AVAILABLE" in this Agreement shall mean that the information referred to has been made available if requested by the party to whom such information is to be made available. The phrases "THE DATE OF THIS AGREEMENT", "THE DATE HEREOF," and terms of similar import, unless the context otherwise requires, shall be deemed to refer to June 14, 1997. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning, or interpretation of this Agreement.

        9.5 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

        9.6 Entire Agreement; Nonassignability; Parties in Interest. This Agreement and the documents and instruments and other agreements specifically referred to herein or delivered pursuant hereto, including the Exhibits and the Schedules, (a) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, except for the Confidentiality Agreement, which shall continue in full force and effect, and shall survive any termination of this Agreement or the Closing, in accordance with its terms; (b) are not intended to confer upon any other person any, rights or remedies hereunder; and (c) shall not be assigned by operation of law or otherwise except as otherwise specifically provided.

        9.7 Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent Jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

        9.8 Remedies Cumulative. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

        9.9 Governing Law. This Agreement shall be governed by and construed in accordance with the laws that might otherwise govern under applicable principles of conflicts of law. Each of the parties hereto irrevocably consents to the exclusive jurisdiction of any court located within the State of California, in connection with any matter based upon or arising out of this Agreement or the matters contemplated herein, agrees that process may be served upon them in any manner authorized by the laws of the State of California for such persons and waives and covenants not to assert or plead any objection which they might otherwise have to such jurisdiction and such process.

        9.10 Rules of Construction. The parties agree that they have been represented by counsel during the negotiation, preparation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

        9.11 Expenses. Whether or not the Acquisition is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby (including, without limitation, the fees and expenses of its advisers, accountants and legal counsel) shall be paid by the party incurring such expense.

        IN WITNESS WHEREOF, Seller, Sub and Buyer have caused this Agreement to be executed and delivered by their respective officers thereunto duly authorized, all as of the date first written above.

                                          SYNOPSYS, INC.


                                          By: /s/ Aart J. de Gaus
                                             -----------------------------------
                                          Name: Dr. Aart J. de Gaus
                                               ---------------------------------
                                          Title: President and Chief Executive
                                                 Officer
                                                --------------------------------

                                          ARKOS DESIGN, INC.

                                          By: /s/ Dean Wohlwend
                                             -----------------------------------
                                          Name: Dean Wohlwend
                                               ---------------------------------
                                          Title: Chief Financial Officer
                                                --------------------------------

                                          QUICKTURN DESIGN SYSTEMS, INC.

                                          By: /s/ Keith Lobo
                                             -----------------------------------
                                          Name: Keith Lobo
                                               ---------------------------------
                                          Title: President
                                                --------------------------------








                  [SIGNATURE PAGE TO ASSET PURCHASE AGREEMENT]

                                                                       Exhibit 3

THE SECURITIES EVIDENCED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS. NO SALE OR DISPOSITION MAY BE EFFECTED WITHOUT (i) AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO,
(ii) AN OPINION OF COUNSEL OR OTHER EVIDENCE, REASONABLY SATISFACTORY TO THE COMPANY, THAT SUCH REGISTRATION IS NOT REQUIRED, (iii) RECEIPT OF A NO-ACTION LETTER FROM THE APPROPRIATE GOVERNMENTAL AUTHORITIES, OR (iv) OTHERWISE COMPLYING WITH THE PROVISIONS OF SECTION 6 OF THE WARRANT CERTIFICATE UNDER WHICH THESE SECURITIES WERE ISSUED, DIRECTLY OR INDIRECTLY.


                                            Warrant to Purchase 1,000,000 Shares
                                                                 of Common Stock

                         QUICKTURN DESIGN SYSTEMS, INC.

                               Warrant Certificate

        This Warrant Certificate certifies that Synopsys, Inc. or its permitted registered assigns ("Holder"), is the registered holder of One Million (1,000,000) Warrants (the "Warrants") to purchase Common Stock, par value $0.01 per share (the "Common Stock"), of Quickturn Design Systems, Inc., a Delaware corporation (the "Company"). Each Warrant entitles the Holder upon exercise (provided such Warrant is then exercisable in accordance with Section I hereof) on or before 5:00 p.m. Pacific time on the later of June 14, 1999 or such later date as may be provided pursuant to Section I(b)(ii) and the last sentence of
Section I(a) (such date and time, the "Expiration Time"), to receive from the Company one fully paid and nonassessable share of Common Stock (each such share, a "Warrant Share") at the exercise price of Thirteen Dollars and Thirty-Four Cents ($13.34) per share, as adjusted in accordance with Section 3 hereof (the "Exercise Price").

        The Warrants evidenced by this Warrant Certificate are part of a duly authorized issue of Warrants, entitling the Holder on exercise to receive shares of Common Stock, and are issued or to be issued pursuant to an Asset Purchase Agreement dated as of June 14, 1997 (the "Purchase Agreement"), by and among the Company, Synopsys, Inc. ("Synopsys"), a Delaware corporation, and Arkos Design, Inc. ("Sub"), a California corporation and wholly-owned subsidiary of Synopsys. Reference is hereby also made to the Registration Rights Agreement dated as of June 14, 1997 (the "Registration Rights Agreement") between the Company and Synopsys, pursuant to which the Holder of Warrant Shares may be entitled to certain registration rights with respect to such Warrant Shares.

        1. Exercise of Warrant

           (a) When Exercisable. Subject to the provisions of subparagraph (b) below, the Warrants shall be become exercisable as follows: (i) 500,000 Warrants shall become exercisable on the date which is six months from the Closing (as defined in the Purchase Agreement), and (ii) an additional 500,000 Warrants shall become exercisable on the first anniversary date of the Closing. No Warrant may be exercised after the Expiration Time, provided, however, that if the Expiration Time falls on a Saturday, Sunday or legal holiday, the Expiration Time shall automatically be extended to 5:00 p.m. Pacific time the next business day.

           (b) Certain Warrants Unexercisable. In the event of a Claim (as defined in Section 7.3 of the Purchase Agreement) as to which the Company believes it is entitled to indemnification by Synopsys under Article VII of the Purchase Agreement, at the Company's sole election, certain Warrants shall cease to be exercisable as follows:

               (i) Pending resolution of the Claim, a number of Warrants having the value of the Damages (as defined in Section 7.2 of the Purchase Agreement) contemplated by such Claim (or, in the event the value of the Damages contemplated by such Claim exceeds the value of all remaining unexercised Warrants, all such unexercised Warrants) shall cease to be exercisable pending resolution of Synopsys's liability with respect to such Claim (the "Suspended Warrants"); and

               (ii) Upon resolution of the Claim, a number of Warrants having the value of the Damages (if any) for which Synopsys is liable under such Claim (or, in the event the value of the Damages for which Synopsys is liable exceeds the value of all remaining unexercised Warrants, all such unexercised Warrants) shall be cancelled and shall cease to be exercisable, and the Expiration Time with respect to any Suspended Warrants not so cancelled shall be extended for a period equal to the period during which such Suspended Warrants were rendered unexercisable pursuant to clause (i) and any such Suspended Warrants shall become exercisable (but only to the extent they are otherwise exercisable under subparagraph (a)); provided, however, that notwithstanding the foregoing provisions of this Section l(b)(ii), the Holder may elect to pay the Company cash having a value of the Damages contemplated by such Claim rather than having shares under the Buyer's Warrant cancelled as provided herein.

                    For purposes of this subparagraph (b), the value of each unexercised Warrant shall be determined by subtracting the Fair Market Value (as defined in Section 5 hereto on the date of delivery of the applicable Claim (for purposes of clause (i)) or the date of resolution of the applicable claim (for purposes of clause (ii)) from the Exercise Price of such Warrant. If applicable, upon cancellation of any unexercised Warrants as provided in this subparagraph
(b), the Holder shall have the right to receive from the Company a new Warrant Certificate evidencing the balance of any unexercised Warrants not so cancelled, provided the Holder tenders to the Company the Warrant Certificate evidencing the cancelled Warrants.

           (c) Method of Exercise: Patent; Issuance of New Warrant Certificate. Subject to subparagraphs (a) and (b) above, the Warrants may be exercised by the Holder hereof in whole or in part and from time to time, at the election of the Holder, by (i) the surrender of this Warrant Certificate (with the notice of exercise substantially in the form attached hereto as Exhibit A-1 duly completed and executed) at the principal office of the Company and by the payment to the Company, by certified or bank check, or by wire transfer to an account designated by the Company of an amount equal to the Exercise Price multiplied by the number of Warrants then being exercised or (ii) exercise of the conversion right provided for in Section 8 hereof. The person or persons in whose name(s) any certificate(s) representing the Warrant Shares shall be issuable upon exercise of Warrants shall be deemed to have become the holder(s) of record of, and shall be treated for all purposes as the record holder(s) of, the shares represented thereby (and such shares shall be deemed to have been issued) immediately prior to the close of business on the date or dates upon which the Warrants are exercised. In the event of any exercise of Warrants, certificates for the shares of Warrant Stock so purchased shall be delivered to the Holder as soon as possible and in any event within twenty (20) days after such exercise and, in the event that upon any exercise of Warrants the number of Warrants exercised shall be less than the total number of Warrants evidenced hereby, there shall be issued to the Holder or its permitted assignee a new Warrant Certificate evidencing the balance of the Warrants not so exercised, as soon as possible and in any event within such twenty-day period.

        2. Stock Fully Paid; Reservation of Shares. All Warrant Shares that may be issued upon the exercise of the Warrants will, upon issuance pursuant to the terms and conditions herein, be duly authorized, validly issued, fully paid and nonassessable, and free of any liens, pledges, security interests, encumbrances, claims and the like, and are not subject to preemptive rights or rights of first refusal created by statute, the Certificate of Incorporation or Bylaws of the Company or any agreement to which the Company is a party or by which it is bound. During the period within which the Warrants may be exercised, the Company will at all times have authorized. and reserved for the purpose of the issue upon exercise of the Warrants, a sufficient number of shares of its Common Stock to provide for the issuance of Warrant Shares upon the exercise in full of all outstanding Warrants (including Suspended Warrants).

        3. Adjustment of Warrant Price and Number of Shares. The number and kind of securities purchasable upon exercise of the Warrants and the Exercise Price thereof shall be subject to adjustment from time to time upon the occurrence of certain events, as follows:

           (a) Reclassification. In case of any reclassification or change of the Common Stock issuable upon exercise of this Warrant (other than a change in par value, or from par value to no par value, or from no par value to par value, or as a result of a subdivision or combination), the Company shall duly execute and deliver to the Holder of this Warrant Certificate a new Warrant Certificate (in form and substance reasonably satisfactory to the Holder), so that the Holder of this Warrant Certificate shall have the right to receive, at a total purchase price not to exceed that payable upon the exercise of the unexercised portion of the Warrants represented hereby, and in lieu of the Warrant Shares theretofore issuable upon exercise of the Warrants represented hereby, the kind and amount of shares of stock, other securities, money and property receivable upon which reclassification or change by a holder of the number of Warrant Shares then purchasable hereunder. Such new Warrant Certificate shall provide for adjustments that shall be as nearly equivalent as may be practicable to the adjustments provided for in this Section 3. The provisions of this subparagraph (a) shall similarly apply to successive reclassifications or changes.

           (b) Subdivision or Combination of Shares. If the Company at any time while Warrants remain outstanding and unexpired shall subdivide or combine its outstanding shares of Common Stock, the Exercise Price shall be proportionately decreased in the case of a subdivision or increased in the case of a combination, effective at the close of business on the date the subdivision or combination becomes effective.

           (c) Stock Dividends. If the Company at any time while Warrants remain outstanding and unexpired shall pay a dividend with respect to its Common Stock payable in shares of Common Stock (except any distribution specifically provided for in subparagraphs (a) and (b) above), then the Exercise Price shall be adjusted, from and after the date of determination of stockholders entitled to receive such dividend, to that price determined by multiplying the Exercise Price in effect immediately prior to such date of determination by a fraction, the numerator of which shall be the total number of shares of Common Stock outstanding immediately prior to such dividend, and the denominator of which shall be the total number of shares of Common Stock outstanding immediately after such dividend.

           (d) Adjustment of Number of Warrant Shares. Upon each adjustment in the Exercise Price, the number of Warrant Shares purchasable hereunder shall be adjusted, to the nearest whole share, to the product obtained by multiplying the number of Warrant Shares purchasable immediately prior to such adjustment in the Exercise Price by a fraction, the numerator of which shall be the Exercise Price immediately prior to such adjustment and the denominator of which shall be the Exercise Price immediately thereafter.

        4. Notice of Adjustments. Whenever the Exercise Price or the number of Warrant Shares purchasable hereunder shall be adjusted pursuant to Section 3 hereof, the Company shall prepare a certificate signed by its chief financial officer setting forth, in reasonable detail, the event requiring the adjustment, the amount of the adjustment, the method by which such adjustment was calculated, and the Exercise Price and the number of Warrant Shares purchasable hereunder after giving effect to such adjustment, and shall cause copies of such certificate to be mailed (without regard to Section 11 hereof, by first class mail, postage prepaid) to the Holder of this Warrant Certificate at such holder's last known address.

        5. Fractional Shares; Fair Market Value of Common Stock. No fractional Warrant Shares will be issued in connection with any exercise or exchange hereunder, but in lieu of such fractional shares the Company shall make a cash payment therefor based on the Fair Market Value of the Common Stock on the date of such exercise or exchange. For purposes of this Agreement, "Fair Market Value" of one share of Common Stock as of a particular date (the "Determination Date") shall mean:

           (a) If traded on a securities exchange, the Fair Market Value of the Common Stock shall be deemed to be the average of the closing prices of the Common Stock on such exchange over the 30-day period ending five business days prior to the Determination Date;

           (b) If traded on The Nasdaq Stock Market, the Fair Market Value of the Common Stock shall be deemed to be the average of the closing bid prices of the Common Stock over the 30-day period ending five business days prior to the Determination Date; and

           (c) If there is no public market for the Common Stock, then Fair Market Value shall be determined in good faith by the Board of Directors of the Company.

        6. Compliance with Securities Act; Disposition of Warrants or Warrant Shares.

           (a) Compliance with Securities Act, The Holder of Warrants represented hereby, by acceptance hereof, agrees that the Warrants, and the Warrant Shares to be issued upon exercise thereof are being acquired for investment and that such Holder will not offer, sell or otherwise dispose of the Warrants, or any Warrant Shares except under circumstances which will not result in a violation of the Securities Act of 1933, as amended (the "Act") or any applicable state securities laws. Upon exercise of Warrants, unless the Warrant Shares purchased thereby are registered under the Act and any applicable state securities laws or an exemption from such registration is available, the Holder hereof shall confirm in writing that the Warrant Shares so purchased are being acquired for investment and not with a view toward distribution or resale in violation of the Act and shall confirm such other matters related thereto as may be reasonably requested by the Company. The Warrants and all Warrant Shares issued upon exercise of the Warrants (unless registered under the Act and any applicable state securities laws) shall be stamped or imprinted with a legend in substantially the following form:

        "THE SECURITIES EVIDENCED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS. NO SALE OR DISPOSITION MAY BE EFFECTED WITHOUT (i) AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO, (ii) AN OPINION OF COUNSEL OR OTHER EVIDENCE, REASONABLY SATISFACTORY TO THE COMPANY, THAT SUCH REGISTRATION IS NOT REQUIRED, (iii) RECEIPT OF A NO-ACTION LETTER FROM THE APPROPRIATE GOVERNMENTAL AUTHORITIES, OR (iv) OTHERWISE COMPLYING WITH THE PROVISIONS OF SECTION 6 OF THE WARRANT CERTIFICATE UNDER WHICH THESE SECURITIES WERE ISSUED, DIRECTLY OR INDIRECTLY."

        Said legend shall be removed by the Company upon the request of a Holder, at such time as the restrictions on the transfer of the applicable security shall have terminated. In addition, in connection with the issuance of the Warrants, the Holder specifically represents to the Company by acceptance of this Warrant Certificate as follows:

                      (1) The Holder is acquiring the Warrants for its own account for investment purposes only and not with a view to, or for the resale in connection with, any "distribution" thereof in violation of the Act.

                      (2) The Holder understands that the Warrants and the Warrant Shares issuable upon the exercise thereof have not been registered under the Act in reliance upon a specific exemption therefrom, which exemption depends upon, among other things, the bona fide nature of the Holder's investment intent as expressed herein.

                      (3) The Holder further understands that the Warrants and the Warrant Shares must be held indefinitely unless subsequently registered under the Act and qualified under any applicable state securities laws, unless exemptions from registration and qualification are otherwise available. The Holder is aware of the provisions of Rule 144, promulgated under the Act.

           (b) Disposition of Warrants or Warrant Shares. With respect to any offer, sale or other disposition of Warrants represented hereby or Warrant Shares acquired pursuant to the exercise of Warrants prior to registration of such Warrants or Warrant Shares, the Holder hereof agrees to give written notice to the Company prior thereto, describing briefly the manner of such offer, sale or other disposition, together with a written opinion of such Holder's counsel, or other evidence reasonably satisfactory to the Company, to the effect that such offer, sale or other disposition may be effected without registration or qualification (under the Act as then in effect or any federal or state securities law then in effect) of such Warrants or Warrant Shares and indicating whether or not under the Act certificates for the Warrants or Warrant Shares to be sold or otherwise disposed of require any restrictive legend as to applicable restrictions on transferability in order to ensure compliance with such law. Promptly upon receiving such written notice and reasonably satisfactory opinion or other evidence, the Company, as promptly as practicable but no later than seven (7) days after receipt of the written notice, shall notify such Holder that such Holder may sell or otherwise dispose of such Warrants or such Warrant Shares, all in accordance with the terms of the notice delivered to the Company, provided in the case of a disposition of Warrants that the transferee of such Warrants agrees to be bound by the provisions hereof (including without limitation the exercisability provisions of Section 1). If a determination has been made pursuant to this subparagraph (b) that the opinion of counsel for the Holder or other evidence is not reasonably satisfactory to the Company, the Company shall so notify the Holder promptly with details thereof after such determination has been made. Notwithstanding the foregoing, the Warrants or Warrant Shares may, as to such federal laws, be offered, sold or otherwise disposed of in accordance with Rule 144 or 144A under the Act, provided that the Company shall have been furnished with such information as the Company may reasonably request to provide a reasonable assurance that the provisions of Rule 144 or 144A have been satisfied. Each certificate representing the Warrants or the Warrant Shares thus transferred (except a transfer pursuant to Rule 144 or 144A) shall bear a legend as to the applicable restrictions on transferability in order to ensure compliance with such laws, unless in the aforesaid opinion of counsel for the Holder, such legend is not required in order to ensure compliance with such laws. The Company may issue stop transfer instructions to its transfer agent in connection with such restrictions.

           (c) Applicability of Restrictions. Neither any restrictions of any legend described in this Warrant Certificate nor the requirements of subparagraph (b) above shall apply to any transfer or grant of a security interest in, the Warrants (or the Warrant Shares obtainable upon exercise thereof) or any part thereof (i) to a partner of the Holder if the Holder is a partnership, or (ii) to a partnership of which the Holder is a partner; provided, however, in any such transfer, if applicable, the transferee shall agree in writing to be bound by the terms of this Warrant Certificate.

        7. Rights as Stockholders; Information. No Holder of Warrants, as such, shall be entitled to vote or receive dividends or be deemed the holder of the Warrant Shares issuable upon exercise thereof, nor shall anything contained herein be construed to confer upon the Holder of Warrants, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to receive notice of meetings, or to receive dividends or subscription rights or otherwise until Warrants shall have been exercised and the Warrant Shares purchasable upon the exercise thereof shall have become deliverable, as provided herein. Notwithstanding the foregoing, the Company will transmit to the Holder such information documents and reports as are generally distributed to the holders of Common Stock of the Company concurrently with the distribution thereof to the stockholders.

        8. Right to Convert Warrants into Warrant Stock; Net Exercise.

           (a) Right to Convert. In addition to, and without limiting the rights of the Holder under the terms of this Warrant Certificate, the Holder shall have the right (the "Conversion Right"), without payment of any cash or other consideration, to convert the Warrants or any portion thereof into Warrant Shares as provided in this Section 8 at any time or from time to time, provided such Warrants are then exercisable in accordance with Section 1 hereof. In order to exercise the Conversion Right, the Holder shall tender to the Company at its principal office the Warrant Certificate evidencing the Warrants being exchanged, along with written notice (the "Net Exercise Notice") of the Holder's election to exchange some or all of such Warrants pursuant to this Section 8, and the Company shall issue to the Holder the number of Warrant Shares computed using the following formula:

                                    Y (A - B)
                         X   =     -----------
                                        A

        Where:  X  =   the number of Warrant Shares issuable to the Holder upon
                       exercise of the Conversion Right;

                Y  =   the total number of Warrants the Holder has elected to
                       convert as indicated in the Net Exercise Notice:

                A  =   the closing sale price of one share of Common Stock on
                       the date of exercise of the Conversion Right, as reported on the Nasdaq National Market (or other national securities exchange where the Company's Common Stock may then be traded), or if the Common Stock is not then reported on the Nasdaq National Market or another national securities exchange, the Fair Market Value of the

                       Common Stock (as defined in Section 5(c) hereof) on the date of exercise of the Conversion Right; and

                B  =   the Exercise Price, as adjusted in accordance with
                       Section 3 hereof.

        No fractional shares shall be issuable upon exercise of the Conversion Right, and, if the number of shares to be issued determined in accordance with the foregoing formula is other than a whole number, the Company shall pay to the Holder an amount of cash equal to the value of any fractional share as calculated in accordance with this Section 8(a). Warrant Shares issued pursuant to the Conversion Right shall be treated as if they were issued upon the exercise of the Warrants so converted.

           (b) Method of Exercise. The conversion of Warrants tendered pursuant to subparagraph (a) shall be effective upon receipt by the Company of this Warrant Certificate together with the Net Exercise Notice, or on such later date as is specified therein (the "Conversion Date"). Certificates for the Warrant Shares issuable upon exercise of the Conversion Right and, if applicable, a new Warrant Certificate evidencing the balance of the Warrants not so converted, shall be issued as of the Conversion Date and shall be delivered to the Holder within thirty (30) days following the Conversion Date.

        9. Representations and Warranties. The Company represents and warrants to the Holder of the Warrants evidenced hereby as follows:

           (a) The Warrants represented hereby have been duly authorized and executed by the Company and constitute a valid and binding obligation of the Company enforceable in accordance with the terms of this Warrant Certificate, subject to laws of general application relating to bankruptcy, insolvency and the relief of debtors and the rules of law or principles at equity governing specific performance, injunctive relief and other equitable remedies;

           (b) The Warrant Shares have been duly authorized and reserved for issuance by the Company and, when issued in accordance with the terms hereof will be validly issued, fully paid and non-assessable;

           (c) The rights, preferences, privileges and restrictions granted to or imposed upon the Warrant Shares and the holders thereof are as set forth in the Certificate of Incorporation of the Company;

           (d) The execution and delivery of this Warrant Certificate are not, and the issuance of the Warrant Shares upon exercise of the Warrants represented hereby in accordance with the terms hereof will not be, inconsistent with the Company's Certificate of Incorporation or by-laws, do not and will not contravene any law, governmental rule or regulation, judgment or order applicable to the Company, and do not and will not conflict with or contravene any provision of, or constitute a default under, any indenture, mortgage, contract or other instrument of which the Company is a party or by which it is bound or require the consent or approval of, the giving of notice to, the registration or filing with or the taking of any action in respect of or by, any Federal, state or local government authority or agency or other person except for the filing of notices pursuant to federal and state securities laws, which filings will be effected by the time required thereby; and

           (e) There are no actions, suits, audits, investigations or proceedings pending or, to the knowledge of the Company, threatened against the Company in any court or before any governmental commission board or authority which, if adversely determined, could reasonably be expected to have a material adverse effect on the ability of the Company to perform its obligations under this Warrant Certificate.

        10. Modification and Waiver. The terms of the Warrants and any provision hereof may be changed, waived, discharged or terminated only by an instrument in writing signed by the party against which enforcement of the same is sought.

        11. Notices. Any notice, request, communication or other document required or permitted to be given or delivered to the Holder hereof or the Company shall be delivered, or shall be sent by certified or registered mail, postage prepaid, to each such Holder at its address as shown on the books of the Company or to the Company at the address indicated therefor on the signature page of this Warrant Certificate.

        12. Binding Effect on Successors. The Warrants shall be binding upon any corporation succeeding the Company by merger, consolidation or acquisition of all or substantially all of the Company's assets, and all of the obligations of the Company relating to the Warrant Shares issuable upon the exercise or conversion of the Warrants represented hereby shall survive the exercise, conversion and termination of the Warrants and all of the covenants and agreements of the Company shall inure to the benefit of the successors and assigns of the Holder hereof. The Company will, at the time of the exercise or conversion of the Warrants, in whole or in part, upon request of the Holder hereof but at the Company's expense, acknowledge in writing its continuing obligation to the Holder hereof in respect of any rights (including, without limitation, any right to registration of the Warrant Shares pursuant to the Registration Rights Agreement) to which the holder hereof shall continue to be entitled after such exercise or conversion in accordance with this Warrant Certificate or the Registration Rights Agreement; provided, that the failure of the Holder hereof to make any such request shall not affect the continuing obligation of the Company to the Holder hereof in respect of such rights.

        13. Lost Warrant or Stock Certificates. The Company covenants to the Holder hereof that, upon receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant Certificate or any stock certificates representing Warrant Shares and, in the case of any such loss, theft or destruction, upon receipt of an indemnity reasonably satisfactory to the Company, or in the case of any such mutilation, upon surrender and cancellation of such Warrant Certificate or stock certificates, the Company will make and deliver a new Warrant Certificate or stock certificate, of like tenor, in lieu of the lost, stolen, destroyed or mutilated Warrant Certificate or stock certificate.

        16. Entire Agreement; Modification. This Warrant Certificate and the Purchase Agreement (including all documents and instruments specifically referred to herein and therein or delivered pursuant hereto or thereto) constitute the entire agreement between the parties pertaining to the subject matter hereof and supersede all prior and contemporaneous agreements, representations, and undertakings of the parties, whether oral or written, with respect to the subject matter hereof.

                                           QUICKTURN DESIGN SYSTEMS, INC.
                                           a Delaware Corporation

                                           By: /s/ Keith Lobo
                                              ---------------------------------
                                           Name: Keith Lobo
                                                -------------------------------
                                           Title: President
                                                 ------------------------------

                                   EXHIBIT A-1

                               NOTICE OF EXERCISE

To:     QUICKTURN DESIGN SYSTEMS, INC. (the "Company")

        1.     The undersigned hereby:

               [ ] elects to purchase shares of Common Stock of the Company pursuant to the terms of the attached Warrant Certificate, and tenders herewith payment of the purchase price of such shares in full; or

               [ ] elects to exercise its net issuance rights pursuant to
                   Section 8 of the attached Warrant Certificate with respect to ____________ shares of Common Stock.

        2. Please issue a certificate or certificates representing said shares of Common Stock in the name of the undersigned or in such other name or names as are specified below:

                            ------------------------
                                     (Name)

                            ------------------------
                                    (Address)

                            ------------------------
                                    (Address)

        3. The undersigned represents that the aforesaid shares being acquired for the account of the undersigned for investment and not with a view to, or for resale in connection with, the distribution thereof, and that the undersigned has no present intention of distributing or reselling such shares, all except as in compliance with applicable securities laws.

------------------                        --------------------------------------
     (Date)                                              (Signature)

                                                                       Exhibit 4

                          REGISTRATION RIGHTS AGREEMENT

        This Registration Rights Agreement ("Agreement") is made as of June 14, 1997 by and between Quickturn Design Systems, Inc., a Delaware corporation ("Quickturn" or the "Company"), and Synopsys, Inc., a Delaware corporation ("Synopsys").

        Reference is hereby made to that certain Asset Purchase Agreement ("Purchase Agreement") entered into of even date herewith among the Company, Synopsys and Arkos Design, Inc. ("Sub"), a California corporation and wholly-owned subsidiary of Super. Capitalized terms not otherwise defined herein shall have the meanings given to them in the Purchase Agreement.

                                    RECITALS

        A. Pursuant to the Purchase Agreement, Quickturn has agreed to purchase from Synopsys, and Synopsys has agreed to sell to Quickturn, the Acquired Assets, including all the stock of Sub.

        B. As partial consideration for the Acquired Assets, Quickturn has agreed to deliver to Synopsys 500,000 shares of Quickturn Common Stock and warrants (the "Warrants") permitting Synopsys to purchase up to 1,000,000 shares of Quickturn Common Stock at an exercise price equal to $13.34 per share.

        C. To induce Synopsys to enter into the Purchase Agreement, Quickturn desires to grant Synopsys certain registration rights with respect to the shares of Quickturn Common Stock issued Pursuant to the Purchase Agreement and issuable upon the exercise of the Warrants.

        NOW, THEREFORE, in consideration of the covenants and representations set forth herein, and for other good and valuable consideration, the parties hereby agree as follows:

        1. Definitions. As used in this Agreement:

           a. "Exchange Act" means the Securities Exchange Act of 1934, as amended.

           b. "Securities Act" means the Securities Act of 1933, as amended.

           c. "Form S-3" means such form under the Securities Act as is in effect on the date hereof or any registration form under the Securities Act subsequently adopted by the SEC which similarly permits inclusion or incorporation of substantial information by reference to other documents filed by the Company with the SEC.

           d. "Holder" means: (i) Synopsys, for so long as it continues to hold the registration rights contained herein or (ii) a transferee of Registrable Securities by Synopsys to whom registration rights under this Agreement are assigned pursuant to Section 9 of this Agreement.

           e. "Consideration Shares" means the 500,000 shares of Quickturn Common Stock issued to Synopsys pursuant to Section 1.4(c) of the Purchase Agreement, together with all other shares of Quickturn Common Stock issued in respect thereof by way of stock split, dividend or otherwise. Consideration Shares shall not include any shares of Company Common Stock transferred by Synopsys as to which registration rights are not also assigned pursuant to
Section 9 hereof.

           f. "Warrant Shares" means the shares of Quickturn Common Stock issued or issuable upon full exercise of the Warrants, together with all other shares of Quickturn Common Stock issued in respect thereof by way of stock split, dividend or otherwise. Warrant Shares shall not include any shares of Company Common Stock transferred by Synopsys as to which registration rights are not also assigned pursuant to Section 9 hereof.

           g. "Registrable Securities" means the Consideration Shares and the Warrant Shares.

           h. "SEC" means the United States Securities and Exchange Commission.

        2. Registration of Consideration Shares.

           a. S-3 Registration. Quickturn shall use reasonable best efforts to cause all the Consideration Shares held by each Holder to be registered under the Securities Act promptly following the date which is 90 days after the Closing so as to permit the resale thereof on a continuous basis, subject to
Section 2(c), and in connection therewith shall use reasonable best efforts to prepare and file with the SEC promptly following the date which is 90 days after the Closing, and shall use reasonable best efforts to cause to become effective as soon as practicable thereafter, a registration statement on Form S-3; provided, however, that each Holder shall provide all such information to Quickturn concerning the Holder (limited to the Holder's name and address and information relating to the beneficial ownership by such Holder of Quickturn Common Stock) and take all such action as may be required (if any) in order to permit Quickturn to comply with all applicable requirements of the SEC and to obtain any desired acceleration of the effective date of such registration statement. Such provision of information by Holder (other than Synopsys, which has already provided such information) is a condition precedent to the obligations of Quickturn pursuant to this Section 2. Quickturn shall not be required to effect more than one (1) registration under this Section 2 to Holders other than Synopsys.

           b. Obligations of Quickturn. Subject to the limitations of Sections 5 and 11, Quickturn shall:

              (i) keep the registration statement filed in accordance with this
Section 2 continuously effective until the earlier of (A) one year (or such lesser time as the SEC may permit resales of "Restricted Securities" pursuant to amendments to Rule 144(d) under the Securities Act) after the Closing or (B) such time as all Consideration Shares have been disposed of either hereunder or otherwise;

              (ii) prepare and file with the SEC such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to comply with the provisions of the Securities Act with respect to the sale or other disposition of all securities proposed to be registered in such registration statement; and

              (iii) furnish to each Holder such number of copies of any prospectus (including any preliminary prospectus and any amended or supplemented prospectus) in conformity with the requirements of the Securities Act, and such other documents, as each Holder may reasonably request in order to effect the offering and sale of the Registrable Securities to be offered and sold, but only while Quickturn shall be required under the provisions hereof to cause the registration statement to remain current.

        3. Availability of Form S-3. Quickturn represents that it is currently eligible to utilize Form S-3.

        4. Registration of Warrant Shares

           a. Demand Registration. In case the Company shall receive from any Holder or Holders of Warrant Shares (the "Demanding Holders") a written request that the Company effect any registration, qualification or compliance with respect to not less than one-half of their issued and outstanding shares of Warrant Shares or any lesser number of shares if the anticipated aggregate offering price, net of underwriting discounts and commissions, would exceed $2,500,000, the Company will:

              (i) promptly give written notice of the proposed registration, qualification or compliance to all other Holders of Warrant Shares; and

              (ii) as soon as practicable after receipt of the request or requests of the Demanding Holders, use its reasonable best efforts to effect such registration, qualification or compliance (including, without limitation, appropriate qualification under applicable blue sky or other state securities laws and appropriate compliance with applicable regulations issued under the Securities Act and any other governmental requirements or regulations) as may be so requested and as would permit or facilitate the sale and distribution of all or such portion of such Warrant Shares as are specified in such request, together with all or such portion of the Warrant Shares of any Holder or Holders jolting in such request as are specified in a written request received by the Company within 20 days after receipt of such written notice from the Company; provided, however, that the Company shall not be obligated to take any action to effect any such registration, qualification or compliance pursuant to this
Section 4(a):

                   (A) In any particular jurisdiction in which the Company would be required to execute a general consent to service of process in effecting such registration, qualification or compliance unless the Company is already subject to service in such jurisdiction and except as may be required by the Securities Act;

                   (B) If the Company, within ten (10) days of the receipt of the request of the Demanding Holders, gives notice of its bona fide intention to effect the filing of a registration statement with the Commission within ninety (90) days of receipt of such request (other than a registration of securities in a Rule 145 transaction or with respect to an employee benefit plan);

                   (C) During the period starting with the date of filing of, and ending on the date 120 days immediately following the effective date of, any registration statement pertaining to securities of the Company (other than a demand registration effected pursuant to this Section 4(a) or the registration filed pursuant to Section 2, or a registration of securities in a Rule 145 transaction or with respect to an employee benefit plan), provided that the Company is actively employing in good faith all reasonable best efforts to cause such registration statement to become effective and provided further that piggyback rights under Section 4(c) were available to Holder with respect to such registration;

                   (D) After the Company has effected two such registrations pursuant to this Section 4, and such registrations have been declared or ordered effective, or

                   (E) Within six (6) months after the Company has effected such a registration pursuant to this Section 4, and such registration has been declared or ordered effective.

           b. Underwriting in Connection with Demand Registrations. In the event that a registration pursuant to Section 4(a) is for a public offering involving an underwriting, the Company shall so advise the Holders as part of the notice given pursuant to Section 4(a)(i), and the right of any Holder to registration pursuant to Section 4(a) shall be conditioned upon such Holder's participation in such underwriting arrangements, and the inclusion of such Holder's Warrant Shares in the underwriting to the extent requested shall be limited to the extent provided herein.

        The Company shall (together with all Holders proposing to distribute their securities through such underwriting) enter into an underwriting agreement in customary form with the managing underwriter selected for such underwriting by a majority in interest of the Demanding Holders, but subject to the Company's reasonable approval. Notwithstanding any other provision of this Section 4, if the managing underwriter advises the Demanding Holders in writing that marketing factors require a limitation of the number of shares to be underwritten, then the Company shall so advise all holders of Warrant Shares and the number of shares of Warrant Shares that may be included in the registration and underwriting shall be allocated among all Holders in proportion, as nearly as practicable, to the respective amounts of Warrant Shares held by such Holders at the time of filing the registration statement. No Warrant Shares excluded from the underwriting by reason of the underwriter's marketing limitation shall be included in such registration. To facilitate the allocation of shares in accordance with the above provisions. the Company or the underwriters may round the number of shares allocated to any Holder to the nearest 100 shares.

        If any Holder of Warrant Shares disapproves of the terms of the underwriting, such person may elect to withdraw therefrom by written notice to the Company, the managing underwriter and the Demanding Holders. The Warrant Shares and/or other securities so withdrawn shall also be withdrawn from registration, and such Warrant Shares shall not be transferred in a public distribution prior to 180 days after the effective date of such registration, or such other shorter period of time as the underwriters may require.

           c. Piggyback Registration.

              (i) Notice of Registration. If at any time or from time to time the Company shall determine to register any of its equity securities, either for its own account or for the account of a security holder or holders, other than a registration relating solely to employee benefit plans or a registration relating solely to a Rule 145 transaction, the Company will:

                  (A) promptly give to each Holder written notice thereof, and

                  (B) include in such registration (and any related qualification under blue sky laws or other compliance), and in any underwriting involved therein, all the Warrant Shares specified in a written request or requests, made within 30 days after receipt of such written notice from the Company, by any Holder.

              (ii) Underwriting. If the registration of which the Company gives written notice under Section 4(c)(i) is for a registered public offering involving an underwriting, the Company shall so advise the Holders as a part of such written notice. In such event the right of any Holder to registration pursuant to Section 4(c) shall be conditioned upon such Holder's participation in such underwriting, and the inclusion of Warrant Shares in the underwriting shall be limited to the extent provided herein.

        All Holders proposing to distribute their securities through such underwriting shall (together with the Company and the other holders distributing their securities through such underwriting) enter into an underwriting agreement in customary form with the managing underwriter selected for such underwriting by the Company. Notwithstanding any other provision of this Section 4(c), if the managing underwriter determines that marketing factors require a limitation of the number of shares to be underwritten, the managing underwriter may limit the Registrable Securities to be included in such registration to an amount no less than 15% of all shares to be included in such offering; provided, however, that
(x) any such limitation or "cut-back" shall be applied first to all shares proposed to be sold in such offering other than for the account of the Company which are not Warrant Shares and (y) notwithstanding clause (x), in no event shall any shares being sold by a stockholder exercising a demand registration right similar to that granted in Section 4(a) be excluded from such offering. The Company shall so advise all Holders and other holders distributing their securities through such underwriting, and the number of shares of Warrant Shares or other securities that may be included in the registration and underwriting shall be first allocated among all the Holders in proportion, as nearly as practicable, to the respective amounts of Warrant Shares held by such Holder at the time of filing the Registration Statement. To facilitate the allocation of shares in accordance with the above provisions, the Company may round the number of shares allocated to any Holder or holder to the nearest 100 shares.

        If any Holder or holder disapproves of the terms of any such underwriting, he may elect to withdraw therefrom by written notice to the Company and the managing underwriter. Any securities excluded or withdrawn from such underwriting shall be withdrawn from such registration, and shall not be transferred in a public distribution prior to 180 days after the effective date of the registration statement relating thereto, or such other shorter period of time as the underwriters may require.

              (iii) Right to Terminate Registration. The registration rights granted under this Section 4 are solely piggyback in nature, and the Company shall have the right to terminate or withdraw any registration initiated by it under this Section 4(c) prior to the effectiveness of such registration whether or not any Holder has elected to include securities in such registration.

           d. Registration on Form S-3.

              (i) If any Holder or Holders request that the Company file a registration statement on Form S-3 (or any other successor form to Form S-3) for a public offering of shares of the Warrant Shares the reasonably anticipated aggregate price to the public of which would equal or exceed $1,000,000, and the Company is a registrant entitled to use Form S-3 to register the Warrant Shares for such an offering, the Company shall use its reasonable best efforts to cause such Warrant Shares to be registered for the offering on such form and to cause such Warrant Shares to be qualified in such jurisdictions as such Holder or Holders may reasonably request; provided, however, that the Company shall not be required to effect more than two registrations pursuant to this Section 4(d) in any twelve month period. The Company shall inform other Holders of Warrant Shares of the proposed registration and offer them the opportunity to participate. In the event the registration is proposed to be part of a firm commitment underwritten public offering, the substantive provisions of Section 4(b) shall be applicable to each such registration initiated under this Section 4(d).

              (ii) Notwithstanding the foregoing, the Company shall not be obligated to take any action pursuant to this Section 4(d):

                   (A) in any particular jurisdiction in which the Company would be required to execute general consent to service of process in effecting such registration, qualification or compliance unless the Company is already subject to service in such jurisdiction and except as may be required by the Securities Act;

                   (B) if the Company, within ten (10) days of the receipt of the request of the Holders, give notice of its bona fide intention to effect the filing of a registration statement with the Commission within ninety (90) days of receipt of such request (other than a registration of securities in a Rule 145 transaction or with respect to an employee benefit plan);

                   (C) during the period starting with the date of filing of, and ending on the date 120 days immediately following the effective date of, any registration statement pertaining to securities of the Company (other than an S-3 registration effected pursuant to this Section 4(d) or the registration filed pursuant to Section 2, or a registration of securities in a Rule 145 transaction or with respect to an employee benefit plan), provided that the Company is actively employing in good faith all reasonable best efforts to cause such registration statement to become effective and provided further that piggyback rights under Section 4(c) were available to Holder with respect to such registration

           e. Information by Holders,. Each Holder of Warrant Shares included in any registration effected pursuant to this Section 4 shall furnish to the Company such information regarding such Holder, the Warrant Shares held by them and the distribution proposed by such Holder as the Company may request in writing and as shall be required in connection with any registration, qualification or compliance referred to in this Agreement.

           f. Obligations of Quickturn. Subject to the limitations of Sections 5 and 11, Quicktum shall:

              (i) use its best efforts to cause any registration statement filed in accordance with this Section 4 to become and remain effective until the earlier of (A) one hundred twenty (120) days from the effective date of such registration statement, (B) such time as the distribution described in the registration statement has been completed, (C) such time as the SEC may permit resales of "Restricted Securities" pursuant to amendments to Rule 144(d) under the Securities Act or (D) such time as all Warrant Shares have been disposed of either hereunder or otherwise;

              (ii) prepare and file with the SEC such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to comply with the provisions of the Securities Act with respect to the sale or other disposition of all securities proposed to be registered in such registration statement; and

              (iii) furnish to each Holder participating in such registration and, in the case of a registered public offering involving an underwriting to the underwriters of the securities being registered, such number of copies of any prospectus (including any preliminary prospectus and any amended or supplemented prospectus) in conformity with the requirements of the Securities Act, and such other documents, as each Holder may reasonably request in order to effect the offering and sale of the Warrant Shares to be offered and sold, but only while Quickturn shall be required under the provisions hereof to cause the registration statement to remain current.

        5. Conditions to Quickturn's Obligations.

           a. Notwithstanding the provisions of Sections 2 and 4 hereof, if Quickturn shall furnish to the Holders a certificate signed by the chief executive officer or chief financial officer of Quickturn stating that in the good faith judgment of the Board of Directors of Quickturn it would be significantly disadvantageous to Quicktum and its shareholders: (i) for a registration statement to be filed in the near future pursuant to a request made under Sections 4(a) or 4(d) hereof, or (ii) for any registration statement to be amended or supplemented because Quicktum would be required to disclose in such registration statement, either directly or through incorporation by reference, material non-public information that it would not otherwise be obligated to disclose at such time, the disclosure of which at such time would have a material adverse effect on the business or prospects of Quickturn, then:

                   (A) the Company's obligation to use its reasonable best efforts to file a registration statement under Sections 4(a) and 4(d) shall be deferred for a period not to exceed 90 days from the Company's receipt of the request to file such registration statement, provided that the Company may not exercise this deferral right more than once per twelve month period; and

                   (B) the Company's obligations under Sections 2(b) and 4(f) to amend or supplement a registration statement shall be deferred for a period of not more than sixty (60) days (or, if such amendment or supplement is required to reflect the reporting of financial results less favorable than the consensus estimates of the Company's major analysts, for a period of not more than twenty
(20) days) and in such event the Holders shall be required to discontinue disposition of any Registrable Securities covered by such registration statement during such period, provided, however, that the Company may not exercise this deferral right more than twice per twelve-month period (or, if such amendment or supplement is required to reflect the reporting of financial results less favorable than the consensus estimates of the Company's major analysts, no more than four times during any twelve-month period).

           b. Nowithstanding the foregoing, Quickturn shall notify each Holder participating in a registration or a representative designated by such Holder
(i) of any request by the SEC or any other federal or state governmental authority during the period of effectiveness of the registration statement for amendments or supplements to the registration statement or related prospectus or for additional information relating to the registration statement, (ii) of the issuance by the SEC or any other federal or state governmental authority of any stop order suspending the effectiveness of the registration statement or the initiation of any proceedings for that purpose, (iii) of the receipt by Quicktum of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Registrable Securities for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose, or (iv) of the happening of any event which makes any statement made in the registration statement or related prospectus or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or which requires the making of any changes in the registration statement or prospectus so that, in the case of the registration statement, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and that in the case of the prospectus, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. In such event, Quickturn may suspend use of the prospectus on written notice to each Holder, in which case each Holder shall not dispose of Registrable Securities covered by the registration statement or prospectus until copies of a supplemented or amended prospectus are distributed to the Holders or until the Holders are advised in writing by the Company that the use of the applicable prospectus may be resumed. Quickturn shall use its reasonable efforts to ensure that the use of the prospectus may be resumed as soon as practicable. Quickturn shall use its reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of the registration statement, or the lifting of any suspension of the qualification (or exemption from qualification) of any of the securities for sale in any jurisdiction, at the earliest practicable moment. Quickturn shall, upon the occurrence of any event contemplated by clause (iv), prepare a supplement or post-effective amendment to the registration statement or a supplement to the related prospectus or any document incorporated therein by reference or file any other required document so that, as thereafter delivered to the purchasers of the Registrable Securities being sold thereunder, such prospectus will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

           c. Notwithstanding any other provision herein, no sale shall be made by any Holder during both (i) the first fifteen days of each of the Company's fiscal quarters, and (ii) the period commencing on the first day of the second month of each Company fiscal quarter and ending on the last day of the third month of such quarter.

        6. Expenses. Quickturn shall pay all of the out-of-pocket expenses incurred, other than underwriting or selling discounts and commissions, in connection with the registration of Registrable Securities pursuant to this Agreement, including, without limitation, all SEC and NASD registration and filing fees, printing expenses, transfer agent's and registrar's fees, and the reasonable fees and disbursements of Quickturn's outside counsel and independent accountants and one counsel for the Holder (or the Holders as a group).

        7. Indemnification. In the event of any offering registered pursuant to this Agreement:

           a. Quickturn will indemnify each Holder and each person controlling a Holder, against all claims, losses, damages and liabilities (or actions in respect thereof, including any of the foregoing incurred in settlement of any litigation, commenced or threatened, arising out of or based on any untrue statement (or alleged untrue statement) of a material fact contained in any registration statement, final prospectus, or any amendment or supplement thereto, incident to any offering registered pursuant to this Agreement, or based on any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they are made, not misleading, or any violation by Quickturn of any rule or regulation promulgated under the Securities Act or state securities laws applicable to Quickturn in connection with any such registration, and subject to Section 7(c), will reimburse each such Holder, and each person controlling such Holder, for any legal and any other out-of-pocket expenses reasonably incurred in connection with investigating, preparing or defending any such claim, loss, damage, liability or action, provided that Quickturn will not be liable in any such case to the extent that any such claim, loss, damage, or liability arises out of or is based on any untrue statement or omission or alleged untrue statement or omission made in reliance upon and in conformity with information furnished to Quickturn by such Holder or controlling person.

           b. Each Holder will indemnify Quickturn, each of its directors and officers and its legal counsel and independent accountants, each underwriter, if any, of Quickturn's securities covered by such a registration statement, each person who controls Quickturn or such underwriter within the meaning of Section 15 of the Securities Act, and each other Holder and each person controlling such other Holder, against all claims, losses, damages and liabilities (or actions in respect thereof arising out of or based an any untrue statement (or alleged untrue statement) of a material fact supplied by Holder and contained in any such registration statement, final prospectus, or any amendment or supplement thereto, incident to any offering registered pursuant to this Agreement or based on any omission (or alleged omission) to state therein a material fact required to be supplied by Holder and required to be stated therein or necessary to make the statements therein not misleading, and will reimburse Quickturn, such other Holders, such directors, officers, legal counsel, independent accountants, underwriters or control persons for any legal or any other expenses out-of-pocket reasonably incurred in connection with investigating, preparing or defending any such claim, loss, damage, liability or action, in each case to the extent, but only to the extent, that such untrue statement (or alleged untrue statement) or omission (or alleged omission) is made in such registration statement, final prospectus, or any amendment or supplement thereto, in reliance upon and in conformity with Information furnished to Quickturn by such Holder in writing for such purpose; provided, however, that the obligations of each Holder hereunder shall be several and not joint and shall be limited to an amount equal to the respective gross proceeds (before expenses and commissions) from the sale of Registrable Securities by such Holder as contemplated herein.

           c. Each party entitled to indemnification under this Section 7 (the "Indemnified Party") shall give notice to the party required to provide indemnification (the "Indemnifying Party") promptly after such Indemnified Party receives written notice of any claim as to which indemnity may be sought, and shall permit the Indemnifying Party to assume the defense of any such claim or any litigation resulting therefrom, provided that counsel for the Indemnifying Party, who shall conduct the defense of such claim or litigation, shall be approved by the Indemnified Party (whose approval shall not be unreasonably withheld), and the Indemnified Party may participate in such defense at such party's expense, and provided further that the failure of any Indemnified Party to give notice as provided herein shall not relieve the Indemnifying Party of its obligations under this Agreement, except to the extent, but only to the extent, that the Indemnifying Party's ability to defend against such claim or litigation is impaired as a result of such failure to give notice. Notwithstanding the foregoing sentence, the Indemnified Party may retain its own counsel to conduct the defense of any such claim or litigation, and shall be entitled to be reimbursed by the Indemnifying Party for expenses incurred by the Indemnified Party in defense of such claim or litigation, in the event that the Indemnifying Party does not assume the defense of such claim or litigation within sixty days after the Indemnifying Party receives notice thereof from the Indemnified Party. Further, an Indemnifying Party shall be liable for amounts paid in settlement of any such claim or litigation only if the Indemnifying Party consents in writing to such settlement (which consent shall not be unreasonably withheld). No Indemnifying Party, in the defense of any such claim or litigation, shall, except with the consent of each Indemnified Party, consent to entry of any judgment or enter any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party a release from all liability with respect to such claim or litigation.

           d. If the indemnification provided for in this Section 7 from the Indemnifying Party is unavailable to an Indemnified Party hereunder in respect of any claim, loss, damage or liability referred to herein, then the Indemnifying Party, to the extent such indemnification is unavailable, in lieu of indemnifying such Indemnified Party, shall contribute to the amount paid or




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

payable by such Indemnified Party as a result of such claims, losses, damages or liabilities in such proportion as is appropriate to reflect the relative benefit to or fault of the Indemnifying Party and indemnified parties in connection with the actions that resulted in such claims, losses, damages and liabilities. The relative benefit of such Indemnifying Party and indemnified parties shall be determined by reference to, among other things, in the case of Quickturn, the value of the Acquired Assets received by Quickturn (as determined by the value of the Consideration), and, in the case of each Holder, the gross proceeds received by each such Holder from the sale of Registrable Securities in the manner contemplated hereby. The relative fault of such Indemnifying Party and indemnified parties shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or or ommission or alleged omission to state a material fact, has been made by, or relates to information supplied by, such Indemnifying Party or indemnified parties, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the claims, losses, damages or liabilities referred to above shall be deemed to include any legal or other fees or expenses reasonably incurred by such party in connection with any investigation or proceeding. The parties hereto agree that it would not be just and equitable if contribution pursuant to this paragraph were determined by pro rata allocation or by any other method of allocation that does not take account of the equitable considerations referred to above in this paragraph. No party guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any party.

           e. The obligations of Quickturn and each Holder under this Section 7 shall survive the completion of any offering of stock in a registration statement under this Agreement.

        8. Reports Under Securities Exchange Act of 1934. Quickturn agrees to:

           a. use all reasonable efforts to file with the SEC in a timely manner all reports and other documents required of Quickturn under the Securities Act and the Exchange Act; and

           b. furnish to each Holder forthwith upon request (i) a written statement by Quickturn that it has complied with the reporting requirements of the Securities Act and the Exchange Act, or that it qualifies as a registrant whose securities may be resold pursuant to Form S-3 (at any time that it so qualifies), (ii) a copy of the most recent annual or quarterly report of Quicktum and (iii) such other information as may be reasonably requested in availing each Holder of any rule or regulation of the SEC which permits the selling of any such securities pursuant to Form S-3.

        9. Assignment of Registration Rights. The rights of a Holder pursuant to this Agreement may be assigned by such Holder to a transferee of Registrable Securities only if: (a) Quickturn is, within a reasonable time after such transfer furnished with written notice of the name and address of such transferee and a copy of a duly executed written instrument in form reasonably satisfactory to Quicktum pursuant to which such transferee agrees to be bound hereby and provides the Company with such reasonable information as the Company may request to permit the transferee to sell such Registrable Securities pursuant to the registration statement filed in accordance with Section 2 hereof, (b) immediately following such transfer, the disposition of such Registrable Securities by the transferee is restricted under the Securities Act, and (c) such



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

assignee or transferee acquires at least 250,000 shares of Quickturn Common Stock (or, if such assignee or transferee acquires unexercised Warrants, rights to purchase at least 250,000 shares of Quicktum Common Stock) held by the assignor or transferor (appropriately adjusted for recapitalizations, stock splits and the like).

        10. Amendment of Registration Rights. The Holders of a majority of the Consideration Shares then outstanding may, with the written consent of Quickturn, amend the registration rights granted pursuant to Section 2 hereof. The Holders of a majority of the Warrant Shares then outstanding may, with the written consent of Quickturn, amend the registration rights granted pursuant to
Section 4 hereof.

        11. Termination. The registration rights set forth in this Agreement shall terminate with respect to a Holder (and the shares held by such Holder shall cease to constitute either Consideration Shares or Warrant Shares, as the case may be) upon the earlier of (i) such time as all of the Registrable Securities then held by such Holder can be sold by such Holder in a three-month period in accordance with Rule 144 under the Securities Act, (ii) two years (or such lesser time as the SEC may permit resales of "restricted securities" pursuant to amendments to Rule 144 under the Securities Act) following the Closing or (iii) such time as the Company receives a legal opinion reasonably satisfactory to it, stating that the Registrable Securities may be transferred without registration under the Securities Act and that any legends appearing on the certificates representing such Registrable Securities may be removed, in which case either such legends shall be removed or Quicktum shall have offered to remove them.

        12. Obligations of Holders. By exercising any rights hereunder, each Holder shall be deemed to assume all obligations of a Holder hereunder as though such Holder were a signatory hereto. Quickturn may require Holders to execute an instrument whereby such Holders expressly assume all obligations of Holders hereunder as a condition precedent to any obligations of Quickturn hereunder.

                            [Signature Page Follows]

        IN WITNESS WHEREOF, Quickturn Design Systems, Inc. and Synopsys, Inc. have caused this Agreement to be executed and delivered by their respective officers thereunto duly authorized, as of the date first written above.

                                       QUICKTURN DESIGN SYSTEMS, INC.


                                       By: /s/ Keith Lobo
                                          -----------------------------------
                                       Name: Keith Lobo
                                            ---------------------------------
                                       Title: President
                                             --------------------------------

                                       SYNOPSYS, INC.

                                       By: /s/ Aart J. de Gaus
                                          -----------------------------------
                                       Name: Aart J. De Gaus
                                            ---------------------------------
                                       Title: President and Chief Executive
                                              Officer
                                             --------------------------------






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